U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                         L.L. Brown International, Inc.
         ---------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


             Nevada                                        65-0729440
-------------------------------                   ------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)


    19435 68th Avenue South, Suite S-105
    Kent, Washington                                                       98032
----------------------------------------    ------------------------------------
(Address of principal executive offices)                              (Zip Code)

Issuer's telephone number: (425) 251-8086

Securities to be registered under Section 12(b) of the Act:

      Title of each class                         Name of each exchange on which
      to be so registered                            each class to be registered

                 None                                                       None
---------------------------------------     ------------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                   ------------------------------------------
                                (Title of class)

                        Copies of Communications Sent to:
                              Mintmire & Associates
                          265 Sunrise Avenue, Suite 204
                              Palm Beach, FL 33480
                               Tel: (561) 832-5696
                               Fax: (561) 659-5371

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Item 1:           Description of Business:

(a)      Business Development

     L.L. Brown International, Inc. (the "Company," or "L.L. Brown") is incorporated in the State of Nevada. The Company was originally incorporated as Smart Industries, Inc. on February 19, 1997. The Company is not presently trading on an exchange, but intends to apply to trade on the Over the Counter Bulletin Board once the SEC has reached a point of no further comment on its Form 10SB. Its executive offices are presently located at 19435 68th Avenue South, Suite S-105, Kent, Washington 98032. Its telephone number is (425) 251-8086 and its facsimile number is (425) 251-8062.

     The Company is filing this Form 10-SB on a voluntary basis so that the public will have access to the required periodic reports on L.L. Brown's current status and financial condition. The Company will file periodic reports in the event its obligation to file such reports is suspended under the Securities and Exchange Act of 1934 (the "Exchange Act").

     The Company has been engaged in the motivational training business since its inception in February 1997. In March 1998, it acquired L.L. Brown and Associates, Inc., a Washington corporation formed in September 1992 ("LLBA") as a wholly-owned subsidiary, which was also engaged in the motivational training business. Both the Company's and LLBA's founding philosophies arose from the diversified experience of their management in the motivational training and related industries. See Part I, Item 1. "Description of the Business - (b) Business of Issuer."

     In February  1997,  prior to its  acquisition  of LLBA,  the  Company  sold
1,100,000 shares of its unrestricted Common Stock to sixty eight (68) individuals for a total of $11,000. For such offering, the Company relied upon
Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Rule 504 of Regulation D, promulgated thereunder ("Rule 504"), Section 517.061(11) of the Florida code, Section 90.530(11) of the Nevada code, Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5] I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See
Part II, Item 4. "Recent Sales of Unregistered Securities."

     In March 1998, the Company entered into a share exchange agreement with LLBA and its shareholders, whereby LLBA became a wholly-owned subsidiary of the Company. The exchange was made whereby the Company issued 8,900,000 shares of its restricted Common Stock to the shareholders of LLBA for all of the issued and outstanding stock of LLBA. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code and Section 21.20.320(14) of the Washington Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     Between June 1998 and April 1999, the Company sold 97,103 shares of its unrestricted Common Stock and 20,200 shares of its restricted Common Stock for a total of $117,303. For such offering the Company relied upon Section 3(b) of the Act and Rule 504, Section 44-1844(6) of the

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Arizona Code, Section 25102(f) of the California Code,  Section  11-51-308(1)(j)
of the Colorado Code, Section 517.061(11) of the Florida Code, Section 10-5-9(13) of the Georgia Code, Section 4 [5/4] G of the Illinois Code, Section 402(b)(9) of the Massachusetts Code, Section 451.802(B)(9) of the Michigan Code, and Section 21.20.320(14) of the Washington Code. The reason for the restricted stock is that Washington and Arizona state law required the restrictive legend. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     From September 1998 through September 2000, the Company issued shares totaling One Hundred Seventy Five Thousand Five Hundred (175,500) shares of the Company's Common Stock. Such shares were issued as payment for services to Neil Rand d.b.a. Corporate Imaging in connection with their consulting in business management, public and investor relations and other related corporate advisory services and assistance to the Company. The shares were issued pursuant to
Section 4(2) of the Act of Regulation D, promulgated thereunder ("Rule 506"), Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     From January 1999 through March 1999, the Company sold Seventy Thousand (70,000) shares of its Common Stock to Neil Rand for a total of $35,000. For such offering, the Company relied upon Rule 506, Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part I, Item 1. "Employees and Consultants"; Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 1998, Lester L. Brown, as an agent of LLBA, entered into a production agreement with KBDI-TV and the Metropolitan Denver Black United Fund. The agreement pertains solely to the production, videotaping, promotion, packaging and distribution of a program of self authorized subject matter created by Lester Brown (the "Program"). The agreement provides that KBDI-TV will furnish production facilities and personnel for the purpose of producing the Program, Lester Brown will furnish self authorized material from which to base the Program, and to function as on-camera host for the Program, and the Metropolitan Denver Black United Fund will provide promotions and marketing assistance with the distribution of the Program within public television. The agreement also provides that ownership of copyright for the Program shall be granted and held equally by KBDI-TV, Lester Brown, and the Metropolitan Denver Black United Fund. Lester Brown is obligated to provide six thousand dollars ($6,000) for financial support of the Program. The net revenue from the distribution of the Program shall be disbursed equally between KBDI-TV, Lester Brown, and the Metropolitan Denver Black United Fund. The term of the agreement is for fifteen (15) years, beginning September 30, 1998. See Part I, Item 1. "Patents, Copyrights and Trademarks" and Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

     Between May 1999 and July 2000 the Company sold 29,000 shares of its Restricted Common Stock to six (6) individuals for a total of twenty seven thousand dollars ($27,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 25102.1 of the California Code and Section 10-5-9
(13) of the Georgia Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

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     In May 2000 the Company  entered into an agreement  with the County of Kern
Department of Human Services ("the County"). The agreement is for L.L. Brown to provide an "Independent Thinking Skills" and "Thirty Days to Gainful Employment" training seminars to participants. The purpose of the program is to increase employment and retention rates, and reduce the rate of public assistance. The contract date is May 9, 2000 and ends April 30, 2001. The County shall compensate L.L. Brown Seven Thousand Five Hundred $7,500 per session minus materials and supplies purchased by the County, in an amount not to exceed Two Hundred Ninety-Seven Thousand dollars ($297,000).

     In July 2000 the Company entered into an agreement with the State of Washington Department of Social and Health Services ("DSHS"). The agreement is a Client Service Contract for L.L. Brown to provide a three (3) day, twenty (20) hour "Independent Thinking Skills for Motivation and Retention" training to participants. The training will address the psychological barriers and developmental skills necessary to become gainfully employed. The contract start date is July 1, 200 and ends June 30, 2001. DSHS shall compensate L.L. Brown a maximum of $365 per participant who completes the entire three (3) day training, to be paid by invoice submitted not more than thirty (30) days after performance of services.

     From April 1999 through August 2000, the Company issued 205,500 shares of its Restricted Common Stock to thirty four (34) individuals for release from debt for all services rendered on behalf of the Company to date. Such services were as follows: Alonza Fant Nelson received 10,000 shares for storage and delivery of training materials; Larriee Brown received 2,500 shares for setting up conferences; Lavern Calloway Otis received 5,000 shares for services relating to internet research; Albert M Brown received 2,500 shares for conference services; Edgar Brown received 2,500 shares for conference services; Howard Scott received 2,500 shares for transportation of training materials; Earnest Scott received 1,000 shares for conference services; Stephanie brown received 1,000 shares for conference set-up services; Darsel Brown received 1,000 shares for conference registration services; Yvonne Brown received 1,000 shares for conference registration services; Jim & Floretta Esclavon received 2,000 shares for proofreading of books; Shirlene Fant Rand received 6,000 shares for marketing and sales of L.L. Brown books; Shirlene Fant Rand received 12,000 shares for public relations consulting services; Sharon Hamilton received 1,000 shares for conference set-up services; Beverly Brown received 1,000 shares for conference set-up services; Dr. Barbara Susan Levy received 75,000 shares for media consulting services; Charles Aycock received 2,500 shares as a staff bonus; John Arvizu received 2,500 shares as a staff bonus; Maria Tagaleoo received 2,500 shares as a staff bonus; Brian Tutt received 2,500 shares for conference set-up; Jewel Natasha Timoteo received 1,500 as a staff bonus; Nikki Esclavon received 1,500 shares as a staff bonus; Michael Shelby Edwards received 2,500 shares for conference services; Clayton Frank Chong received 1,000 shares for conference services; Thelma Lee Standhart received 2,500 shares for marketing services; Lewis and Shirley Sheffield received 10,000 shares for marketing services; Margaret Tami Henley received 2,500 shares as a staff bonus; Margaret Tami

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Henley received another 1,000 shares as a staff bonus;  Jimmy Calloway  received
6,000 shares for board participation and strategic planning services; Jewel Morris received 1,000 shares as a board participant; Maria Tageleoo received another 2,000 shares as a staff bonus; Jewel Timoteao received 2,000 shares as a staff bonus; Charles Steele received 10,000 shares for board participation and public relations services; Alan & Viola Ose received 5,000 shares for storage of materials; Steve and Sandy Mundahl received 6000 shares for their co-writing services; Eddie L. Young & Natilyne W. Young received 5,000 shares for the marketing and training services; and Shirley Scheffield received 10,000 shares for marketing and public relations services. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 8-6-11 of the Alabama Code, Section R14-4-126 of the Arizona Code, Section 25102.1 of the California Code,
Section 10-5-9 (13) of the Georgia Code, Rule 803.7 and Section 402(b)(21) of the Michigan Code, Section .1205 of the North Carolina Code, Sec. 48-2-125 of the Tennessee Code, Section 460-44A-506 of the Washington Code, and Section 17-4-114 of the Wyoming Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into a Consulting Contract with David Penney & Associates ("DPA"). DPA is to locate possible merger and acquisition candidates, as well as sources of financing for the Company. As compensation, DPA shall be entitled to a fee of ten percent (10%) of the financing obtained or ten percent (10%) of the total value of the stock to be exchanged. DPA also has piggy-back registration rights in the event restricted shares are issued. See Part I, Item 1. "Employees and Consultants"; and Part I,
Item 7. "Certain Relationships and Related Transactions".

     In January 2000, the Company entered into a performance contract with the County of Washtenaw, Michigan. The agreement provides that the Company hold a training service program. The training is to be for a forty (40) hour training curriculum for a minimum of nine hundred (900) participants. The curriculum is to include an Independent Thinking Skills course and a 30 Days to Gainful Employment course. The compensation is based on a cost per participant rate of $360, at a minimum cost of $5,400 per week to serve no less than fifteen (15) participants. The total contract dollar amount is not to exceed Two Hundred Eighty Thousand Eight Hundred dollars ($280,800). The contract begins on December 27, 1999 and expires on December 31, 2000.

     See (b) "Business of Issuer" immediately below for a description of the Company's business.

(b)      Business of Issuer.

General

     The Company has been engaged in the motivational training business since its inception in February 1997. In March 1998, it acquired L.L. Brown and Associates, Inc., a Washington corporation formed in September 1992 as a wholly-owned subsidiary, which was also engaged in the motivational training business. Both the Company's and LLBA's founding philosophies arose from the diversified experience of their management in the motivational training and related industries.


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     The  Company was formed in  February  1997 and had little or no  operations until March, 1998, when it acquired LLBA. L.L. Brown is a public educational corporation which designs and markets curricula and training materials that teach people how to make positive changes in their lives. Its principle purpose is to teach techniques in critical thinking, self-image psychology and self motivation which helps people to improve the quality of their lives.

     L.L. Brown's seminars and training material are widely used by corporations, non-profit agencies, universities, social service agencies, school districts and youth services agencies. The Company works with people to show them that change is possible and shows organizations and their employees how to become resilient, focused, goal oriented and innovative. They use techniques in self-image psychology and mind/brain research and apply it to everyday situations, such as transition and decision making. Their customers are taught to achieve their personal and professional goals with an array of products and services.

Services

     The Company's services are provided for in several modalities, such as:

Seminars

     One (1), two (2) and four (4) day seminars are tailored to the special needs of an organization's employees. Seminars are designed to be interactive, and can be limited in size and can be conducted for large groups with break-out sessions. The one (1) day seminars costs $3,500 plus $10.00 for each person. The two (2) seminars costs $3500 per day pluse the cost of a training package which is $190 each person. The four (4) day seminars cost $360.00 per person for a minimum of thirty (30) people.

Keynote Presentations

     Keynote addresses can be made as part of an organization's corporate wellness activities, women's health celebrations or human resource development programs. The costs of a keynote address is $2500 plus travel expenses.

Conferences

     The Company fulfills contractual speaking and keynote presentations at national, international, state and local conferences. Lead sheets are collected at these events and all prospective customers receive a marketing package and follow up call within ten (10) days. This service costs $2000 plus any expenses incurred.

Needs Assessment

     On-site needs assessments are conducted to determine the healthcare needs of an organization's workforce. Based on the data collected, program recommendations will be given. Needs assessment services costs $3000 per day plus any expenses incurred.


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Custom Designed Materials

     Materials including workbooks, journals, posters, CD's and videos are custom designed for an organization. The costs of custom designing materials for a client is $1500 per day for writing, not to exceed $20,000 in costs.

         Additional services include:
         * Conference Workshops, at a cost of $2000 per day;
         * Curriculum Development; at a cost of $2000 per day;
         * Distance learning seminars through video conferencing, at a cost of $360 per person
         * On-line  follow up  sessions,  at a cost of $1000 per session;
         * Tape of the Month Club mailings, at a cost of $189 per subscription;
         * Independent Study Courses, at a cost of $360 per person.

     The Company utilizes a wide variety of trainers and consultants to provide presentations on the following subjects:

         *        Teamwork
         *        Motivation
         *        Cultural Diversity
         *        Quality Management
         *        Sales Training
         *        Capitalization on Change
         *        Leadership Training
         *        Youth Motivation
         *        Celebrating Menopause
         *        Supervisory Skills
         *        Conflict Resolution
         *        Stress Management and Wellness
         *        Welfare-to-Work
         *        Eliminating Workplace Negativity
         *        Controlling Workplace Anger
         *        Corporate Coaching and Counseling

Training Institute

     The Company provides certification programs where customers can elect to have their own staff certified to teach L.L. Brown's seminars after purchasing the training materials and training packages. The L.L. Brown International training institute certifies trainers by first selecting trainers with training and human resource development experience. They must complete a forty (40) hour training seminar. During this seminar they master the Independent Thinking skills series of courses

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and are taught to teach these  programs to youth and adults.  They are taught to complete lesson plans, facilitate discussion and work with a variety of group dynamics. They also learn about adult learning theories. During the first 300 hours of training, they are closely evaluated for accuracy and style. Every year they are given additional information on the latest research in motivation, stress management, behavior modification, and self-image psychology.

     When the trainers complete the extensive training, they become certified to teach L.L. Brown programs. The Company can mobilize up to fifty (50) trainers at any given time to fulfill contract requirements. This service provides L.L. Brown's customers with trainers in their state to minimize travel costs for the customer.

Women's Health Institute

     The Women's Health Institute ("W.H.I.") is a division of L.L. Brown, and has been established to focus on developing programs on women's health and wellness. It provides women with the latest, innovative programming designed to address the needs of women in the areas of stress management, motivation, celebrating menopause, developing balance and empowerment. W.H.I.'s editorial and medical review board is composed of international experts in the field of women's health. W.H.I. also has a live talk radio show which airs on Thursdays from 4:00 - 5:00 p.m. on K.F.N.X. 1100 radio in Phoenix, Arizona.

     L.L. Brown has developed a new product line and series of services for women including workshops, seminars, training material and a new website, www.menopauseanswers.com. The online services include updates on the latest medical, complementary and psychological strategies for coping with menopause. The program is being marketed to Fortune 500 companies. The W.H.I. provides one-day training sessions on-site for corporations, open seminars for the community, a conference line, and infomercials. Several products have been developed including a handbook, affirmation book and journal. W.H.I. is also providing seminars on how to develop a stress free lifestyle using the book by Carolyn Scott Brown, called the "23-Stress Free Diet".

Business Strategy

     The Company's business strategy, which is dependent upon its continuing to have sufficient cash flow from operations and/or obtaining sufficient additional financing with which to enhance the commercialization of existing and future products, is to teach people and corporations how to motivate and effect positive changes in their lives. The Company's revenues to date are minimal and are based upon the sales and service contracts it has entered into with customers. The Company's revenues are dependent on the volume of sales from its products and services it provides.

     Revenues from sales and services are recognized in the period in which sales are made or services are provided. The Company's gross profit margin will be determined in part by its ability to estimate and control direct costs of manufacturing and production costs and its ability to incorporate such costs in the price charged to customers and clients.


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     The Company's  objective is to become a dominant  provider of  motivational instructional and training services. To achieve this objective, and assuming that sufficient funds are available, the Company intends to: (i) develop international distribution channels and co-marketing alliances for the Company's products and services; (ii) continue to sign new contracts for sales and services; (iii) to explore new possibilities in television and the internet; and
(iv) to begin retail sales of its products through Direct Sales efforts.

     Management believes that the Company is poised to lead in the ever developing motivational training industry. Management expects, in the event the Company continues to achieve product and service acceptance, to increase its market penetration through acquisition of additional customers, joint venture opportunities with established market leaders and expansion of its personnel. However, such expansion presents certain challenges and risks and there can be no assurance that the Company, even if it were successful in acquiring other bases of business development, would be successful in profitably penetrating these potential markets.

Marketing and Distribution

Marketing

     L.L. Brown markets its products and services in several ways:

Telemarketing and Direct Mail Campaigns

     The Company periodically conducts direct mail campaigns through e-mail, faxes and mass mailing of promotional material describing new products and services to select targets as well as to target market areas in states where L.L. Brown has a strong client base. The Company's sales representatives and master trainers conduct follow-up.

Television, Radio and Newspaper Advertising

     The Company has and continues to advertise through local and national television stations in cities where they conduct training events. All prospects are encouraged to call the Company's toll-free phone line to order products. Prospects are urged to browse the L.L. Brown website. The Company's staff has also appeared on TV spots including Jessie Jackson's show, KBDI in Colorado, A&E cable station and on other educational programs. The W.H.I. has a live talk radio show which airs on Thursday from 4:00 - 5:00 p.m. on K.F.N.X. 1100 radio in Phoenix, Arizona. The Company also places ads in newspapers and has feature articles written about the Company's programs. The Company is currently in the process of developing an infomercial to market several of its motivational products.


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


Television Documentaries and Special Programs

     Lester L. Brown and Carolyn Scott Brown, the Company's officers, have appeared on special television programs to discuss L.L. Brown's products and services. The networks for these television programs were PBS, A&E, Channel 5 and Channel 7. The Company recorded a documentary with PBS, which was aired in fifty seven (57) cities in 1999. Press packets were sent out to all the PBS stations in all fifty (50) states.

On-line Marketing and Services

     The L.L. Brown website is very comprehensive. The home page, located at www.llbrowninc.com, describes the corporate profile and all of L.L. Brown's products and services are listed as well as updates on current sale promotions. The Company also encourages website visitors to review the company calendar so that they can attend training events in their area. The Company has also designed website cards, which are shipped with every order. L.L. Brown products are offered through other international on-line bookstores, such as Amazon.com and CushCity.com.

Retail Sales

     Training products,  including audio and videotapes are avail in over twenty
(20) independent bookstores across the country and continue to expand to new locations. In the future, the Company intends to market its posters, calendars, journals and mouse pads at nationally known outlets.

Book Signings

     Book signings are scheduled in select markets on a continual basis. The events often generate new leads as well as provide community support for the Company's programs.

Collaborative Training

     Training is provided nationwide with local Chambers of Commerce in order to reach their constituents. The Company also conducts training with trade and professional organizations and union organizations on an international level and then market products and services to their membership.

Mail Order Department

     The Company maintains an active mail order department and products are shipped from the Kent, Washington headquarters office as well as drop-shipped from L.L. Brown's vendors. All products are processed and shipped within five
(5) to seven (7) business days. Mail orders are received by fax, e-mail, phone and U.S. postal service.

     L.L. Brown has developed a new product line and series of services for women including workshops, seminars, training material and a new website (www.menopauseanswers.com). These products and services educate women on medicine and hormones that can help with menopause, as well as answer questions and provide advise regarding emotional control over the side effects to

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



menopause. The online services include updates on the latest medical, complementary and psychological strategies for coping with menopause. The program is being marketed to Fortune 500 companies. The W.H.I. provides one-day training sessions on-site for corporations, open seminars for the community, conference line, through infomercials and retail outlets.

Distribution

     The Company has held seminars and training sessions for corporations, non-profit agencies, universities, social service agencies, school districts and youth services agencies. These seminars may generate future sales opportunities for the Company. The Company will continue to target such groups that have a similar philosophy of the necessity to instill critical self-image psychology and self motivation in their people and employees to achieve their personal and professional goals.

     The Company's plan of distribution is to continue to market and sell products and services through telemarketing, direct mail campaigns, television, radio and newspaper advertising, on-line marketing, and retail sales efforts. Additionally, the Company will attempt to increase its collaborative training program, so that the Company can collaborate with trade and professional organizations and union organizations on an international level and then market products and services to their membership.

     The Company is also currently in the process of developing an infomercial to market several of its motivational products, which the Company believes will generate sales from consumers throughout the United States. The growth and improvement of direct response marketing and sales via infomercials, home shopping networks and commercials has had a positive impact on the retail sales industry and specifically on the self-improvement and motivational industry. Companies such as Tony Robbins and Franklin Covey have been especially successful. These avenues of marketing have historically generated sales and significant exposure in the industry. The infomercial is a work in progress, which has completed its developmental stage but is currently being reviewed by possible financial backers. One possible funder has estimated the costs to be $250,000, which would include taping, production, editing, test marketing, packaging, and telemarketing. Once a funding source is located then the Company will move to contract with the production company to begin implementation of the infomercial. Management estimates it to take six (6) months from contract date to shipping products to customers.

     The Company uses an outside printing and distribution company, who have the capacity to ship all products in bulk. The Company intends to save a portion of its expense by acting as a fulfillment center for small orders such as fifty
(50) books and/or tapes or less. The Company expects that it will have sufficient resources and capital necessary to expand to meet these obligations. A shortage of capital could have a material adverse effect on the Company's ability to handle its fulfillment obligations in-house as well as its out-sourced orders.

Speakers Bureau

     The Company has a speaker's bureau and contracts with a wide array of professional speakers nationwide who fulfill speaking engagements. The consultants have been certified as master trainers in all L.L. Brown's programs including management training, staff development, dislocated workers training, youth-at-risk and welfare-to-work training. There are no current contracts with these consultants. Instead, the Company keeps a roster of certified consultants, and invoices them on an as-needed bases as engagements are contracted for with the Company. The Company can mobilize up to fifty (50) trainers at any given time to fulfill contract requirements. This service provides L.L. Brown's customers with trainers in their state to minimize travel costs for the customer.

Distribution on the Internet

     The Company periodically conducts direct mail campaigns through e-mail, faxes and mass mailing of promotional material describing new products and services to select targets as well as to target market areas in states where the Company has a strong client base. L.L. Brown sales representatives and master trainers conduct follow-up.

     L.L. Brown has developed a new product line and series of services for women including workshops, seminars, training material and a new website
(www.menopauseanswers.com). The online services include updates on the latest medical, complementary and psychological strategies for coping with menopause.

     The Company is also planning to sell its products over the Internet. It advertises its products and training materials for sale directly through the Company website. Customers are able to browse the site, and by December 1, 2000 will be able to purchase the products directly from the Company over the Internet in a secure environment. The Company intends to pay for advertising space on frequently visited sites such as browsers upon receipt of sufficient capital from either revenues or debt or equity financing.

Status of Publicly Announced Products and Services

     The Company's books, manuals, workbooks, application guides, training materials, video tapes and audio tapes are ready for purchase at any time. Additionally, the Company is ready to schedule a one (1), two (2) or four (4) day training seminar upon entering into a contract with a customer.

     The following is a list of the Company's available training materials. The Company's training materials are self-published. The training materials consist of workbooks, application guides, audiotapes and videotapes, which are written to respond to customer needs and are based on the latest research in self-image psychology. Oftentimes they are tailored to fit a particular customer's needs.

Books and Manuals:
o        30 Day Gainful Employment
o        On the Job 90 Days and Beyond
o        Affirming Cultural Diversity for the 21st Century
o        Increasing Personal Power Through Affirmations
o        Independent Thinking Skills for Motivation and Retention
o        Independent Thinking Skills for Personal Development
o        Independent Thinking Skills Trainers Manual
o        Independent Thinking Skills for Youth
o        Independent Thinking Skills for Youth: 2 Day Seminar
o        Reaching Your Vision of Parenting
o        Survival Skills for Success: Workbook 1
o        Survival Skills for Success: Teacher Packet 1
o        Survival Skills for Success: Workbook 2
o        Survival Skills for Success: Teacher Packet 2
o        Don't Pause for Menopause, Celebrate It! Affirmation Book
o        Do Menopause With An Attitude Handbook
o Menopause Moments - A Journal for Women on Celebrating Perimenopause and Menopause

Audio Tapes:
o        Attitudes of Champions
o        Becoming a Mental Giant
o        Empowerment "The Power of Belief" and "Never Give Up"
o        Undo It

Video Tapes:
o        Attitudes of Champions
o        Downward Spiral
o        Ethnocentric Thinking Skills
o        Independent Thinking Skills Series
o        Never Give Up
o        Power of Belief
o        Stereotypical Thinking You Get What You Think About

     The "Power of Belief" is a commercially published book which is the life story of Lester L. Brown. This autobiography is a personal testament to the daily struggles and barriers to mastering change. Lester Brown, in his role as Vice-President and acting in good faith for the Company, wrote his life story as a testimony to how the Independent Thinking Skills curriculum empowers people to make positive changes in their lives. As part of his duties, he markets and sells the book at all of his appearances for L.L. Brown. This Copyright belongs to L.L. Brown International, Inc.

     No other L.L. Brown products or services have been publicly announced or are either in the production or planning phase.

Competition

     Management estimates that the motivational training and development market is over one billion dollars, with L.L. Brown reporting less than 2 million dollars in revenues each year. The Company's direct competitors utilize much of the same philosophy for self improvement and motivation, and use the same or similar medium for marketing their products and services.

     Tony Robbins' program, "Education for Excellence", in San Diego California, owns a market share of approximately twenty percent (20%). Tony Robbins is the Company's number one competitor and has the largest portion of the audiotape motivational market. His company reports approximately $100 million per year just in audiotapes.

     Franklin Covey, another competitor which operates out of Salt Lake City, Utah, owns a market share of approximately ten percent (10%). This organization has seminars for business as well as commercially marketed books and tapes. They have associates who provide products and services as distributors throughout the United States and abroad.

     The Pacific Institute is another competitor, which owns a market share of approximately three percent (3%). This organization provides motivation seminars and training services in the United States, England, Germany and Australia. Most of their programs are marketed on video.

     Oxygen Media is a newer competitor, which operates out of New York, New York, and owns a market share of approximately fifteen percent (15%). This is a new multimedia company started by Oprah Winfrey and her associates to help women improve the quality of their lives. Several websites are available offering information for women on health, medicine, fitness, sexuality, nutrition and weight management. Oxygen Media premiered a multi-million dollar cable station and television programming on February 2, 2000.

     WomenConnect.com is a web based company which provides informational services for women on health, fitness and career advancement. WomenConnect.com owns a market share of approximately two percent (2%).

     Business and Professional Women/USA is an organization that conducts research on issues related to women and working. This company owns a market share of approximately one half percent (.5%).

     Lifelines Institute is another competitor, which provides seminars and training for companies in the metropolitan San Francisco area. Lifelines Institutes owns a market share of approximately one half percent (.5%).

     The other fourteen percent (14%) of the market covers numerous small companies who, like L.L. Brown, are generating revenues of less than 2 million dollars annually.

     The self improvement and motivational training industry in general is very competitive, with several major companies involved. The Company faces competition from large, well-established companies with considerably greater financial, marketing, sales and technical resources than those available to the Company. Additionally, many of the Company's present and potential competitors have research and development capabilities that may allow such competitors to develop new and improved products which may compete with the Company's products. The Company's products could be rendered obsolete or made uneconomical by the development of new products, technological advances affecting the cost of production, or marketing or pricing actions by one or more of the Company's competitors. The Company's business, financial condition or results of operations could be materially adversely affected by one or more of such developments. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competition will not have an material adverse effect on the Company's business, financial condition or results of operations.

Sources and Availability of Raw Materials

     The materials needed to produce the Company's products and services is widely available from numerous third parties for rent or for sale. These materials include video cassettes and recording equipment, audio cassettes and recording equipment, paper and office supplies, computers and internet access, research materials in self-image psychology and mind/brain research to maintain an up to date edge on their products. The final product is then manufactured and mass produced by a third party independent contractor. No shortage of materials is expected in the foreseeable future.

Dependence on one or few customers

     The Company will rely heavily on its customers' preferences to best determine the products which will be produced. The commercial success of the Company's products will depend on its ability to predict the type of content that will appeal to a broad audience. Although the Company plans to test market their products prior to their release, there can be no assurance that the Company will be able to predict the appeal of its products before their production. Considerable expense is expended on production costs before a product can be test marketed. Therefore, although a product which tests poor can be scrapped before additional expense is incurred associated with release including marketing and distribution, the Company may have to bear the expense of production of some products, which may never be released. This may have a material adverse effect on the Company.

Research and Development

     The Company believes that research and development is an important factor in its future growth. The self improvement and motivation industry is closely linked to psychological advances, which enhance the quality of the Company's products and services for its use by the public. Therefore, the Company must continually invest in the latest technology to appeal to the public and to effectively compete with other companies in the industry. No assurance can be made that the

Company will have sufficient funds to research psychological advances as they become available. Additionally, due to the rapid advance rate at which self-psychology advances, the Company's research and materials may be outdated quickly, preventing or impeding the Company from realizing its full potential profits.

Patents, Copyrights and Trademarks

     The Company intends to protect its original intellectual property with patents, copyrights and/or trademarks as appropriate.

     The Company's training materials are self-published. The training materials consist of workbooks, application guides, audiotapes and videotapes, which are written to respond to customer needs and are based on the latest research in self-image psychology. Oftentimes they are tailored to fit a particular customer's needs.

     In September 1998, Lester L. Brown, as an agent of LLBA, entered into a production agreement with KBDI-TV and the Metropolitan Denver Black United Fund. The agreement pertains solely to the production, videotaping, promotion, packaging and distribution of a program of self authorized subject matter created by Lester Brown . The agreement provides that KBDI-TV will furnish production facilities and personnel for the purpose of producing the Program, Lester Brown will furnish self authorized material from which to base the Program, and to function as on-camera host for the Program, and the Metropolitan Denver Black United Fund will provide promotions and marketing assistance with the distribution of the Program within public television. The agreement also provides that ownership of copyright for the Program shall be granted and held equally by KBDI-TV, Lester Brown, and the Metropolitan Denver Black United Fund. Lester Brown is obligated to provide six thousand dollars ($6,000) for financial support of the Program. The net revenue from the distribution of the Program shall be disbursed equally between KBDI-TV, Lester Brown, and the Metropolitan Denver Black United Fund. The term of the agreement is for fifteen (15) years, beginning September 30, 1998. See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons."

     The "Power of Belief" is a commercially published book which is the life story of Lester L. Brown. This autobiography is a personal testament to the daily struggles and barriers to mastering change. Lester Brown, in his role as Vice-President and acting in good faith for the Company, wrote his life story as a testimony to how the Independent Thinking Skills curriculum empowers people to make positive changes in their lives. As part of his duties, he markets and sells the book at all of his appearances for L.L. Brown. This Copyright belongs to L.L. Brown International, Inc.

Governmental Regulation

     Currently there is no government regulation of the Company's business nor of the Company's products and services.

State and Local Licensing Requirements

     Currently there are no state or local licensing requirements which apply to the Company's business or to its products

Effect of Probable Governmental Regulation on the Business

     Currently there is no government regulation of the Company's business nor of the Company's products. However, new laws are emerging which regulate commerce over the internet and the way data and information may be transmitted over the Internet. Should the Company engage in activities involving the Internet in the future, it may be subject to these laws and/or regulations.

     As the Company's products and services are available over the Internet in multiple states and foreign countries, these jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in each such state and foreign country. New legislation or the application of laws and regulations from jurisdictions in this area could have a detrimental effect upon the Company's business.

     A governmental body could impose sales and other taxes on the provision of the Company's products and services, which could increase the costs of doing business. A number of state and local government officials have asserted the right or indicated a willingness to impose taxes on Internet-related services and commerce, including sales, use and access taxes; however, no such laws have become effective to date. The Company cannot accurately predict whether the imposition of any such taxes would materially increase its costs of doing business or limit the services which it provides, since it may be possible to pass on some of these costs to the consumer and continue to remain competitive.

     If, as the law in this area develops, the Company becomes liable for information carried on, stored on, or disseminated through its website, it may be necessary for the Company to take steps to reduce its exposure to this type of liability through alterations in its equipment, insurance or other methods. This may require the Company to spend significant amounts of money for new equipment or premiums and may also require it to discontinue offering certain of its products or services.

     Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as content, privacy, access to adult content by minors, pricing, bulk e-mail (spam), encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. L.L. Brown cannot predict the impact, if any, that future regulatory changes or developments may have on the Company's business, financial condition, or results of operation.

Cost of Research and Development

     For fiscal year 1998 and 1999, the Company expended $8,289.72 on research and development efforts. At the current time, none of the costs associates with research and development are bourne directly by the customer; however there is no guarantee that such costs will not be bourne by customers in the future and, at the current time, the Company does not know the extent to which such costs will be bourne by the customer, if at all.

Cost and Effects of Compliance with Environmental Laws

     The Company's business is not subject to regulation under the state and Federal laws regarding environmental protection and hazardous substances control. The Company is unaware of any bills currently pending in Congress which could change the application of such laws so that they would affect the Company.

Employees and Consultants

     At September 30, 2000, the Company employed five (5) persons. None of these employees are represented by a labor union for purposes of collective bargaining. The Company considers its relations with its employees to be excellent. The Company plans to employ additional personnel as needed upon product rollout to accommodate fulfillment needs.

     Currently, the Company has no employment agreements with its employees. L.L. Brown intends to enter into such agreements upon the effectiveness of its Form10SB.

     From September 1998 through September 2000, the Company issued shares totaling One Hundred Seventy Five Thousand Five Hundred (175,500) shares of the Company's Common Stock. Such shares were issued as payment for services to Neil Rand d.b.a. Corporate Imaging in connection with their consulting in business management, public and investor relations and other related corporate advisory services and assistance to the Company. The shares were issued pursuant to
Section 4(2) of the Act of Regulation D, promulgated thereunder ("Rule 506"), Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and
Part II, Item 4. "Recent Sales of Unregistered Securities."

     From January 1999 through March 1999, the Company sold Seventy Thousand (70,000) shares of its Common Stock to Neil Rand for a total of $35,000. For such offering, the Company relied upon Rule 506, Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part I, Item 7. "Certain Relationships and Related Transactions"; and Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into a Consulting Contract with David Penney & Associates ("DPA"). DPA is to locate possible merger and acquisition candidates, as well as sources of financing for the Company. As compensation, DPA shall be entitled to a fee of ten percent (10%) of the financing obtained or ten percent (10%) of the total value of the stock to be exchanged. DPA also has piggy-back registration rights in the event restricted shares are issued. See Part I, Item 7.

"Certain Relationships and Related Transactions".


Facilities

     The Company maintains its executive offices at 19435 68th Avenue South, Suite S-105, Kent, Washington 98032. The Standard Industrial Lease indicates that the leased premises are Suite S- 104, however the Suite number has been changed to S-105, and is therefore the legal address of the Company. Also, the City of Kent, Washington has changed the name of West Valley Highway to 68th Avenue South, and is therefore the legal address of the Company. Approximately 4,200 square feet of space is devoted entirely to L.L. Brown as an office. Its telephone number is (425) 251-8086 and its facsimile number is (425) 251-8062. It is planned that such office space shall serve as the Company headquarters and also as a fulfillment center for the Company's products. See Part I, Item 3. "Description of Property."

Risk Factors

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.


     1. History of Losses. Although the Company has been in business since February 19, 1997 it was in the development stage until March 1998, when it entered into the share exchange with LLBA. As of December 31, 1998, the Company had total assets of $107,551, a net loss of $346,445, revenues of $374,684 and stockholders deficit of $291,706. As of December 31, 1999, the Company had total assets of $203,983, a net income of $99,344, revenues of $786,584 and stockholders deficit of $162,610. Due to the Company's operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenue will occur in the future and there can be no assurance that losses will not occur in the future. The ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. The Company is subject to all of the risks inherent in the operation of a business and there can be no assurance that the Company will be able to successfully address these risks.

     2. Minimal Assets. Working Capital and Net Worth. As of December 31, 1999, the Company's total assets in the amount of $203,983 consisted, principally, of the sum of $936 in cash, $34,029 in office property and equipment, $71,882 in accounts receivable, $81,923 in inventory, $7,854 in deposits and $7,360 in other assets. The Company has minimal assets and a minimal income on operations of only $127,712. Further, there can be no assurance that the Company's financial condition will improve. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its expansion plan, the Company is not expected to proceed with its expansion without an infusion of capital. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest of its revenues, if any.

     3. Need for Additional Capital. Without an infusion of capital or profits from operations, the Company is not expected to proceed with its expansion as planned. Accordingly, the Company is not expected to overcome its history of losses unless additional equity and/or debt financing is obtained. While the Company anticipates the receipt of increased operating revenues, such increased revenues cannot be assured. Further, the Company may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of among other things, the stage of its business, its limited personnel and other resources and its lack of a widespread client base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated. The Company has not identified sources of additional capital funds, and there can be no assurance that resources will be available to the Company when needed.

     4. Dependence on Management. The possible success of the Company is expected to be largely dependent on the continued services of its President Carolyn Scott Brown and its Vice President, Lester L. Brown. Virtually all decisions concerning the production, marketing, distribution and sales of the Company's products and services will be made or significantly influenced by the Company's officers. These officers are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers. The loss of the services of any of these officers, but particularly Carolyn Scott Brown and/or Lester L. Brown, would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently has no employment agreements with any of its officers and holds no key-man life insurance on the lives of, and has no other agreement with any of these officers.

     5. Limited Distribution Capability. The Company's success depends in large part upon its ability to distribute its products and services. As compared to the Company, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for securing customers. Depending upon the level of operating capital or funding obtained by the Company, management believes, without assurance, that it will be possible for the Company to attract distributors for its products and services. However, in the event that only limited funds are available from operations or obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision to go forward with planned expansion. Until such time, if ever, as the Company is successful in generating sufficient cash flow from operations or securing additional capital, of which there is no assurance, it intends to continue to operate at its current stage.

     6. High Risks and Unforeseen Costs Associated with the Company's Expanded Entry into the Self Improvement and Related Motivational Training Industries. There can be no assurance that the costs for the establishment of a distributor network, and the marketing and sales costs associated with the rollout of its products and services will not be significantly greater than those estimated by Company management or that significant expenditures will not be needed to record and produce the Company's products. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by the Company without development of a commercial market for its products. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in customer acceptance and appeal could have an adverse affect on the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that the Company will be capable of maintaining itself in a commercially viable position in local, state, nationwide and international self improvement and motivational training markets.

     7. Few Customers Under Contract or Customer Base. While the Company has signed several contracts with customers, the Company presently has no established musical artists, musical groups, comedy acts or other artists or entertainers under contract. The Company will be dependent upon its President, Carolyn Scott Brown, to select the musicians, musical groups, comics and other artists and performers whose talents the Company will seek to develop and record. Ms. Scott Brown will utilize the contacts with musicians, musical groups, agents, directors, producers and others which she has developed in the music business to select and target performing artists and groups and comedy acts to be signed by the Company, there can be no assurance that any such artists or performers will have a chance of achieving popular and commercial success.

     8. Significant Customer and Product Concentration. There is no assurance that the Company will be able to obtain adequate distribution of its products. Self improvement and motivational training materials are produced by large companies which have distribution agreements already in place. Most companies carry an extensive line of products which they make available to customers through a distributor. The Company's ability to achieve revenues in the future will depend in significant part upon its ability to maintain itself as distributor. Any cancellation of a sale or services contract or delay in payment may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future or that the Company will be able to support the distribution for its products.

     9. Fluctuations in Results of Operations. The Company has experienced and may in the future experience significant fluctuations in revenues, gross margins and operating results. In addition, a single order for the Company's products can represent a significant portion of the Company's potential sales for such quarter. As with many developing businesses, the Company expects that some orders may not materialize or delivery schedules may have to be deferred as a result of changes in distribution schedules, among other factors. As a result, the Company's operating results for a particular period to date have been and may in the future be materially adversely affected by a delay, rescheduling or cancellation of even one purchase order. Moreover, contracts for services and orders for products are often received and accepted substantially in advance, and the failure to reduce actual production costs to the extent anticipated or an increase in anticipated costs before shipment could materially, adversely affect the gross margins for such order, and as a result, the Company's results of operations. Moreover, a majority of the Company's anticipated orders could be canceled since orders are expected to be made substantially in advance, and even though the Company's contracts will not typically provide that orders may be canceled, if an important customer wishes to cancel an order, the Company may be compelled, due to competitive conditions, to accede to such request. As a result, backlog, if any, will not necessarily be indicative of future sales for any particular period. Furthermore, a substantial portion of net sales may be realized near the end of each quarter. A delay in a shipment near the end of a particular quarter, due, for example, to an unanticipated shipment rescheduling, to cancellations or deferrals by customers or to unexpected production difficulties experienced by the Company, may cause net revenues in a particular quarter to fall significantly below the company's expectations and may materially adversely affect the Company's operating results for such quarter.

     A large portion of the Company's expenses are variable but difficult to reduce should revenues not meet the Company's expectations, thus magnifying the material adverse effect of any revenue shortfall. Furthermore, announcements by the Company or its competitors of technology or products or services could cause customers to defer purchases of the Company's products or services or a reevaluation of products under development, which would materially adversely affect the Company's business, financial condition and results of operations. Additional factors that may cause the Company's revenues, gross margins and results of operations to vary significantly from period to period include: product production costs, patent processing, possible government regulation of the Company's business and/or products and their method of distribution, mix of products sold, manufacturing efficiencies, costs and capacity, price discounts, market acceptance and the timing of availability of new products by the Company or its distributors, usage of different distribution and sales channels and methods and general economic and political conditions. In addition, the Company's results of operations are influenced by competitive factors, including the pricing and availability of and demand for works in the same genre. All of the above factors are difficult for the company to forecast, and these or other factors could materially adversely affect the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons are not necessarily meaningful and should not be relied upon as indications of future performance. See Part I, Item. 2.
"Management's Discussion and Analysis of Financial Condition or Plan of Operation."

     10. Potential for Unfavorable Interpretation of Future Government Regulation. The Company is not subject to regulations governing its products at the present time. The Company may be subject to regulation if it elects to distribute its products through means such as the Internet, in which case the Company will be required to comply with new and emerging laws, the interpretation of which will be uncertain and unclear. In such event the Company shall have all of the uncertainties such laws present including the risk of loss of substantial capital in the event the Company is unable to comply with the law or is unable to utilize the method of distribution it thinks will best serve the Company's products.

     11. No Assurance  of Product  Quality.  Performance  and  Reliability.  The
Company expectsthat its customers will continue to establish demanding specifications for quality, performance and reliability. Although the Company will attempt to purchase equipment and raw materials from manufacturers who adhere to good manufacturing practice standards, there can be no assurance that problems will not occur in the future with respect to quality, performance, reliability and price. If such problems occur, the Company could experience increased costs, delays in or cancellations or rescheduling of orders or shipments and product returns and discounts, any of which would have a material adverse effect on the Company's business, financial condition or results of operations.

     12. Future Capital Requirements. The Company's future capital requirements will depend upon many factors, including the cost of production of the Company's products, requirements to either rent or construct adequate facilities and the status of competitive products and services. The Company believes that it will require additional funding in order to fully exploit its plan for operations. There can be no assurance, however, that the Company will secure such additional financing. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If adequate funds are not available, the Company may be required to delay, scale back or even eliminate its production schedules or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its existing or potential products or other assets. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

     13. Uncertainty Regarding Protection of Proprietary Rights. The Company will attempt to protect its intellectual property rights through patents, trademarks, secrecy agreements, trade secrets and a variety of other measures. However, there can be no assurance that such measures will provide adequate protection for the Company's original works, that additional disputes with respect to the ownership of its intellectual property rights will not arise between the Company and its employees that the Company's products will not otherwise be copied by competitors or that the Company can otherwise meaningfully protect its intellectual property rights. There can be no assurance that any copyright owned by the Company will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future applications will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products which appeal to the same genre or duplicate the Company's products or that third parties will not assert intellectual property infringement claims against the Company. In addition, there can be no assurance that foreign intellectual property laws will adequately protect the Company's intellectual property rights abroad. The failure of the Company to protect its proprietary rights could have a material adverse effect on its business, financial condition and results of operations.

     Litigation may be necessary to protect the Company's intellectual property rights, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties or claims for indemnification resulting from infringement claims will not be asserted in the future. If any claims or actions are asserted against the Company, the Company may seek to obtain a license under a third party's intellectual property rights. There can be no assurance, however, that a license will be available under reasonable terms or at all. In addition, should the Company decide to litigate such claims, such litigation could be extremely expensive and time consuming and could materially adversely affect the Company's business, financial condition and results of operations, regardless of the outcome of the litigation.

     14. Ability to Grow. The Company expects to grow through one or more strategic alliances, acquisitions, internal growth and by establishing client relationships. There can be no assurance that the Company will be able to create a greater market presence, or if such market is created, to expand its market presence or successfully enter other markets. The ability of the Company to grow will depend on a number of factors, including the availability of working capital to support such growth, existing and emerging competition, one or more qualified strategic alliances and the Company's ability to achieve and maintain sufficient profit margins in the face of pricing pressures. The Company must also manage costs in an environment which is notorious for unforeseen and underestimated costs and adapt its infrastructure and systems to accommodate growth within the niche market which it hopes to create.

     The Company also plans to expand its business, in part, through acquisitions. Although the Company will continuously review potential acquisition candidates, it has not entered into any agreement, understanding or commitment with respect to any additional acquisitions at this time. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, complete acquisitions on favorable terms, or at all, or integrate acquired businesses into its operations. Moreover, there can be no assurance that acquisitions will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions, while the operations of the acquired business are being integrated into the Company's operations. Once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as the then existing Company products or otherwise perform as expected. The Company is unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisitions will be completed. The Company will be competing for acquisition and expansion opportunities with entities that have substantially greater resources than the Company. In addition, acquisitions involve a number of special risks, such as diversion of management's attention, difficulties in the integration of acquired operations and retention of personnel, unanticipated problems or legal liabilities, and tax and accounting issues, some or all of which could have a material adverse effect on the Company's results of operations and financial condition.

     15. Competition. The self improvement and motivational training industries in general are all highly competitive, with several major companies involved. The Company will be competing with larger competitors in international, national, regional and local markets. In addition, the Company may encounter substantial competition from new market entrants. Many of the Company's competitors have significantly greater name recognition and have greater marketing, financial and other resources than the Company. Further, competition for product and services has meant the expenditure of additional monies in the production and promotion of new products and services. There can be no assurance that the Company will be able to complete effectively against such competitors in the future.

     The market for online commerce is extremely competitive, and the Company believes that competition, particularly in connection with online sales, will continue to grow and intensify. Although the Company's primary focus is on sales of the Company's products and services, the Company may ultimately compete with existing online websites that provide sales and services of self improvement and motivational training on the Internet.

     16. Dependence on the Growth of Online Commerce. Purchasing products and services over the Internet is a new and emerging market. The Company's future revenues and profits are substantially dependent upon widespread consumer acceptance and use of the internet and other online services as a medium for commerce. Rapid growth of the use of the internet and other online services is a recent phenomenon. This growth may not continue. A sufficiently broad base of consumers may not adopt, or continue to use, the internet as a medium of commerce. Demand for and market acceptance of recently introduced products and services over the internet are subject to a high level of uncertainty, and there are few proven products and services. For the Company to grow, consumers who have historically used traditional means of commerce will instead need to purchase products and services online, and as a result the online self improvement and motivational training markets may not be viable without the growth of internet commerce.

     17. Dependence on Improvement of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. The Company's success will partially depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. This will require a reliable network backbone with the necessary speed, bandwidth, data capacity and security. Improvement of the Internet's infrastructure will also require the timely development of complementary products, such as high-speed modems, to provide reliable Internet access and services.

     18. Possible Adverse Affect of Fluctuations in the General Economy and Business of Customers. Historically, the general level of economic activity has significantly affected the demand for self improvement and motivational training sales. There can be no assurance that an economic downturn would not adversely affect the demand for the Company's products and services. There can be no assurance that such economic factors will not adversely affect the Company's planned products and services.

     19. Lack of Working Capital Funding Source. Other than revenues from the anticipated sale of its products and services, and from the sale of shares of its Common Stock, which offering is ongoing, the Company has no current source of working capital funds, and should the Company be unable to secure additional financing on acceptable terms, its business, financial condition, results of operations and liquidity would be materially adversely affected.

     20. Dependence on Contract Manufacturers and Lease of Equipment; Reliance on Sole or Limited Sources of Supply. The Company out-sources its production and distribution of its products to various producers and distributors. The Company does not have any contracts with these third parties, as it simply takes the best bid for each order as it placed. The Company will also indirectly rely on raw material suppliers to provide CD's, cassette tapes, videotapes, digital video disks and other medium to record its product onto for distribution to its customers. Certain necessary components and services anticipated to be necessary for the manufacture and production of the Company's products could be required to be obtained from a sole supplier or a limited group of suppliers. There can be no assurance that the Company's contract manufacturers, will be sufficient to fulfill the Company's orders.

     Should the Company be required to rely solely on contract manufacturers and a limited group of suppliers, such increasing reliance involves several risks, including a potential inability to obtain an adequate supply of finished products and required components, and reduced control over the price, timely delivery, reliability and quality of finished products and components. The Company does not believe that it is currently necessary to have any long-term supply agreements with its manufacturers or suppliers but this may change in the future. The Company may experience delays in the delivery of and quality problems with its products and certain components from vendors. Certain of the Company's suppliers may have relatively limited financial and other resources. Any inability to obtain timely deliveries of acceptable quality or any other circumstances that would require the Company to seek alternative sources of supply, or to manufacture its finished products internally, could delay the Company's ability to ship its products which could damage relationships with current or prospective customers and have a material adverse effect on the Company's business, financial condition and operating results.

     21. Uncertainty of Market Acceptance. The future operating results of the Company depend to a significant extent upon the development of products and services deemed appealing, attractive and affordable by consumers of self improvement and motivational training products and services. There can be no assurance that the Company has the ability to continuously introduce original products and services into the marketplace which will achieve the market penetration and acceptance necessary for the Company to grow and become profitable on a sustained basis, especially given the fierce competition that exists from companies more established and well financed than the Company.

     22. International Operations; Risks of Doing Business in Developing Countries. Substantially all of the Company's products will be initially made to distribute to customers located inside of the United States. The Company anticipates, however that international sales will, as a result of various distribution agreements be entered into, and will account for revenues from product sales for the foreseeable future. The Company's international sales may be denominated in foreign or United States currencies. The Company does not currently engage in foreign currency hedging transactions. As a result, a decrease in the value of foreign currencies relative to the United States dollar could result in losses from transactions denominated in foreign currencies. With respect to the

Company's international sales that are United States dollar-denominated, such a decrease could make the Company's products less price-competitive. Additional risks inherent in the Company's international business activities include changes in regulatory requirements, costs and risks of local customers in foreign countries, availability of suitable export financing, timing and availability of export licenses, tariffs and other trade barriers, political and economic instability, difficulties in staffing and managing foreign operations, difficulties in managing distributors, potentially adverse tax consequences, foreign currency exchange fluctuations, the burden of complying with a wide variety of complex foreign laws and treaties and the possibility of difficulty in accounts receivable collections. Some of the Company's customer purchase agreements may be governed by foreign laws, which may differ significantly from U.S. laws. Therefore, the Company may be limited in its ability to enforce its rights under such agreements and to collect damages, if awarded. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     23. No Dividends. While payments of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future.

     24. No Cumulative Voting. The election of directors and other questions will be decided by a majority vote. Since cumulative voting is not permitted and a majority of the Company's outstanding Common Stock constitute a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company.

     25. Control by Present Shareholders. The present shareholders of the Company's Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors.

     26. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue shares of preferred stock, ("Preferred Stock") although none has been issued to date. The issuance of Preferred Stock may not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, may have the power to issue shares of Preferred Stock in one or more series and to establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value of market price of the Common Stock provided a market exists, and additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company.

     27. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of the state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or to obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.

     28. Possible Adverse Effect of Penny Stock Regulations on Liquidity of Common Stock in any Secondary Market. Although the Company does not currently trade on any medium, the Common Stock when listed is expected to come within the meaning of the term "penny stock" under 17 CAR 240.3a51-1 because such shares are issued by a small company; are expected to be low- priced (under five dollars); and will not traded on NASDAQ or on a national stock exchange. The SEC has established risk disclosure requirements for broker-dealers participating in penny stock transactions as part of a system of disclosure and regulatory oversight for the operation of the penny stock market. Rule 15g-9 under the Securities Exchange Act of 1934, as amended, obligates a broker- dealer to satisfy special sales practice requirements, including a requirement that it make an individualized written suitability determination of the purchaser and receive the purchaser's written consent prior to the transaction. Further, the Securities Enforcement Remedies and Penny Stock Reform Act of 1990 require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure instrument that provides information about penny stocks and the risks in the penny stock market. Additionally, the customer must be provided by the broker-dealer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and the salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. For so long as the Company's Common Stock is considered penny stock, the penny stock regulations can be expected to have an adverse effect on the liquidity of the Common Stock in the secondary market, if any, which develops.

Item 2.           Management's Discussion and Analysis or Plan of Operation

Discussion and Analysis

     The Company was engaged in the motivational training business since inception. L.L. Brown's founding philosophy arose from the diversified experience of its management in the motivational training and related industries.

     The Company was in the development stage until March 1998 when the share exchange took place between LLBA and the Company and has recently emerged from that stage. The Company has only recently begun selling its products and contracting its services. From the date of the share exchange in March 1998 through September 30, 2000, the Company generated revenues in the amount of $1,688,977. Since the date of the share exchange through September 30, 2000, the Company has generated cumulative losses of approximately $144,332. Due to the Company's limited operating history and limited resources, among other factors, there can be no assurance that profitability or significant revenues on a quarterly or annual basis will occur in the future.

     The Company is currently preparing to reduce expenses by continuing to receive bids on printing of training materials. The Company will also continue to evaluate spending patterns and to cut down on spending whenever possible. One area that will save on spending is to assign trainers to work in their local regions to minimize traveling expenses. The Company will continue to focus on cutting costs and increasing profit. Special attention will be paid to budgeting to help control costs.

     Since entering into contracts with several customers for motivational training engagements, the Company has begun to make preparations for a period of growth, which may require it to significantly increase the scale of its operations. This increase will include the hiring of additional personnel in all functional areas and will result in significantly higher operating expenses. The increase in operating expenses is expected to be matched by a concurrent increase in revenues. However, the Company's net loss may continue even if revenues increase and operating expenses may still continue to increase. Expansion of the Company's operations may cause a significant strain on the Company's management, financial and other resources. The Company's ability to manage recent and any possible future growth, should it occur, will depend upon a significant expansion of its accounting and other internal management systems and the implementation and subsequent improvement of a variety of systems, procedures and controls. There can be no assurance that significant problems in these areas will not occur. Any failure to expand these areas and implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the Company's business could have a material adverse effect on the Company's business, financial condition and results of operations. As a result of such expected expansion and the anticipated increase in its operating expenses, as well as the difficulty in forecasting revenue levels, the Company expects to continue to experience significant fluctuations in its revenues, costs and gross margins, and therefore its results of operations.

Results of Operations - Full Fiscal Years - December 31, 1998 and December 31, 1999

Revenues

     Revenues for the twelve (12) month period ended December 31, 1998 were $374,684 and for the twelve (12) month period ended December 31, 1999 ere $786,584.

     To date the Company has had only minimal revenues as compared to its net income. The Company will focus its efforts with regard to its motivational training seminars and its related products. The Company intends to sell its products and services over the Internet, through the use of a direct sales campaign and through other methods.

     Although the Company has entered into several letters of intent with new customers, few contracts are currently in place. Furthermore, the Company has not yet finished the infomercial, which will cost the Company a significant amount of money to produce. Therefore, there is no assurance that the Company will be able to successfully contract with new customers, nor that it will be able to adequately distribute its products to the intended end user once they are produced.

     The Company's ability to achieve revenues in the future may depend in significant part upon its ability to obtain orders from, maintain relationships with and provide support to its customers. As a result, any cancellation, reduction or delay in orders may materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company's revenues will increase in the future.

Operating Expenses

     Operating Expenses for the twelve (12) month period ended December 31, 1998 were $698,373 and for the twelve month period ended December 31, 1999 were $658,872. Net loss for the twelve month period ended December 31, 1998 were $323,689 and net income for the twelve month period ended December 31, 1999 were $127,712.

Sales and Marketing

     These expenses consist of advertising, meetings and conventions and entertainment related to product exhibitions and related travel expenses. Since inception, the Company has spent approximately $39,285,40 on sales and marketing expenses. For the years ended December 31, 1998 and December 31, 1999, sales and marketing expenses were $5,083.25 and $3,948.25, respectively. The Company intends to invest significant resources to expand its sales and marketing effort, including the hiring of additional personnel and to establish the infrastructure necessary to support future operations. The Company expects that such expenses in 2000 will increase in absolute dollars as compared to 1999.

General and Administrative

     These expenses consist primarily of the general and administrative expenses for salaries, contract labor and other expenses for management and finance and accounting, legal and other professional services including ongoing expenses as a publicly owned Company related to legal, accounting and other administrative services and expenses. Since inception, the Company has spent approximately $2,705,283 on general and administrative expenses. For the years ended December 31, 1998 and December 31, 1999, general and administrative expenses were $136,816 and $87,430 respectively. The Company expects general and administrative expenses to increase in absolute dollars in 2000 as compared to 1999, as the Company continues to expand its operations.

Interest and Other Income (Expense), Net

     L.L. Brown has an on-going promissory note with Key Bank. It is for a commercial loan of $125,000 which was signed in October 1998 when the loan went from being a credit line to an installment loan. This funding was used from 1995 through 1997 to fund start up costs for several large contracts in the employment and training field. The current balance on the loan is $78,242.66 and the monthly payment is $3,267.00.

     The Company did not report foreign currency gains or losses for the year ended December 31, 1999 since the Company has had no foreign transactions to date. In the event that the Company contracts with a foreign entity for the purchase of its products, the Company may in the future be exposed to the risk of foreign currency gains or losses depending upon the magnitude of a change in the value of a local currency in an international market. The Company does not currently engage in foreign currency hedging transactions, although it may implement such transactions in the future.

Financial Condition, Liquidity and Capital Resources

     At December 31, 1999, the Company had assets totaling $203,983 and liabilities totaling $107,551. Since the share exchange in March 1998, the Company has financed its operations and met its capital requirements through borrowing from current shareholders.

     Operating activities used net cash of $250,251 and $2,736 in1998 and 1999, respectively.

     At December 31, 1999, the Company had cash and cash equivalents of $936.

     The Company's future capital requirements will depend upon many factors, including the success of its products and services, the ability of the Company to successfully provide services with those customers with whom it currently has signed contracts, the extent and timing of acceptance of the Company's products and services in the market, expansion of the Company's marketing and sales efforts, the Company's results of operations and the status of competitive products and services. The Company believes that cash on hand, cash flow from operations, if any, and funds available from the current private placement offering will be adequate to fund its operations for at least the next six months. There can be no assurance, however, that the Company will not require additional financing prior to such date to fund its operations. In addition, the Company may require additional financing after such date to fund its operations. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. If additional funds are raised by issuing equity securities, further dilution to the existing stockholders will result. If additional funds are raised by issuing debt securities future interest expense will be incurred. If adequate funds are not available, the Company may be required to delay, scale back the development of new or improved products or to scale back or eliminate one or more of its research and development programs or obtain funds through arrangements with partners or others that may require the Company to relinquish rights to certain of its products or potential products or other assets that the Company would not otherwise relinquish. Accordingly, the inability to obtain such financing could have a material adverse effect on the Company's business, financial condition and results of operations.

Forward-Looking Statements

     This Form 10-SB includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated by reference in this Form 10-SB which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), demand for the Company's products and services, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results or developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, general economic market and business conditions; the business opportunities (or lack thereof) that may be presented to and pursued by the Company; changes in laws or regulation; and other factors, most of which are beyond the control of the Company. Consequently, all of the forward-looking statements made in this Form 10-SB are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequence to or effects on the Company or its business or operations.

Item 3.                    Description of Property

     The Company maintains its executive offices at 19435 68th Avenue South, Suite S-105, Kent, Washington 98032. The Standard Industrial Lease indicates that the leased premises are Suite S-104, however the Suite number has been changed to S-105, and is therefore the legal address of the Company. Also, the City of Kent, Washington has changed the name of West Valley Highway to 68th Avenue South, and is therefore the legal address of the Company. Approximately 4,200 feet of space is devoted entirely to L.L. Brown as an office. Its telephone number is (425) 251-8086 and its facsimile number is (425) 251-8062. It is planned that such office space shall serve as the Company headquarters and also as a fulfillment center for the Company's products.

     The Company owns no real property and its personal property consists of furniture, fixtures and equipment, with an original cost of $165,147 on June 30, 2000.

Item 4.          Security Ownership of Certain Beneficial Owners and Management:

     The following table sets forth information as of September 30, 2000, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five percent (5%) of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the share of Common Stock beneficially owned.


Name and Address of                     Title of                  Amount and Nature of          Percent of
Beneficial Owner                           Class                      Beneficial Owner           Class
----------------------------------------------------------------------------------------------------------
Carolyn Scott Brown                        Common                     4,384,500                 41%
(1) (2)

Lester L. Brown                            Common                     4,384,500                 41%
(1) (2)

All Executive Officers and                 Common                     8,769,000                 82%
Directors as a Group
(two (2) persons)
----------

(1) The address for each of the above is c/o 19435 68th Avenue South, Suite S-105, Kent, Washington, 98032.

(2) The shares owned by Carolyn Scott Brown are beneficially owned by Lester L. Brown and the shares owned by Lester L. Brown are beneficially owned by Carolyn Scott Brown because they are husband and wife.

     There are no arrangements which may result in the change of control of the Company.

Item 5.           Directors, Executive Officers, Promoters and Control Persons:

Executive Officers and Directors

     Set forth below are the names, ages, positions, with the Company and business experiences of the executive officers and directors of the Company.

Name                               Age                  Position(s) with Company


Carolyn Scott Brown                 48                  President

Lester L. Brown                     59                  Vice-President

     In September 1998, Lester L. Brown, as an agent of LLBA, entered into a production agreement with KBDI-TV and the Metropolitan Denver Black United Fund. The agreement pertains solely to the production, videotaping, promotion, packaging and distribution of a program of self authorized subject matter created by Lester Brown . The agreement provides that KBDI-TV will furnish production facilities and personnel for the purpose of producing the Program, Lester Brown will furnish self authorized material from which to base the Program, and to function as on-camera host for the Program, and the Metropolitan Denver Black United Fund will provide promotions and marketing assistance with the distribution of the Program within public television. The agreement also provides that ownership of copyright for the Program shall be granted and held equally by KBDI- TV, Lester Brown, and the Metropolitan Denver Black United Fund. Lester Brown is obligated to provide six thousand dollars ($6,000) for financial support of the Program. The net revenue from the distribution of the Program shall be disbursed equally between KBDI-TV, Lester Brown, and the Metropolitan Denver Black United Fund. The term of the agreement is for fifteen
(15) years, beginning September 30, 1998.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. The officers and directors will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

     Carolyn Scott Brown, the President of the Company, and Lester L. Brown, the Vice President of the Company, are married. There are no other family relationships between or among the executive officers and directors of the Company.

Business Experience

     Carolyn Scott Brown, age 48, currently serves as President to the Company. She has served in this capacity since May 1991. Her duties in this position include directing all activities of the Company, including marketing, product development and strategic planning. Prior to L.L. Brown, Mrs. Brown served as Sales Manager of Pacific Institute from January 1989 to May 1991. Her duties in this position included managing sales for the Independence Initiative Department. From September 1970 to June 1974, Mrs. Brown attended Brown University, where she received a Bachelor of Arts. From September 1974 to June 1981 Mrs. Brown attended Teacher's College at Columbia University where she received a Master of Arts degree in Psychology.

     Lester L. Brown, age 59, currently serves as Vice President to the Company. He has servedin this capacity since May 1991. His duties in this position include training, marketing and public relations. Mr. Brown studied Psychology through a special program at Oxford Prison in Oxford, Wisconsin.


Item 6.                    Executive Compensation


    Name                    Year Annual            Annual         Annual         LT Comp            LT           LTIP          All
and Post                          Comp              Comp           Comp          Rest Stock        Comp          Payouts       Other
                                 Salary             Bonus          Other                           Options                     (1)
                                      (1)           ($)
Carolyn                   1998    $60,481.95                                      4,384,500
Scott Brown,                                                                      (2)
President                 1999    $64,512.79

                          2000    $29,000.00
Lester L.              1998       $62,719.97                                      4,384,500
Brown,                                                                            (2)
Vice-                  1999       $69,750.81
President
                       2000       $25,000.00

(1) All other compensation includes certain health and life insurance benefits paid by the Company on behalf of its employee.

(2)      The  shares  owned by Carolyn  Scott  Brown are  beneficially  owned by
         Lester L. Brown and the shares owned by Lester L. Brown are beneficially owned by Carolyn Scott Brown because they are husband and wife.


Employee Contracts and Agreements

         The Company has no Employee Agreements with any of its officers and directors.


Key Man Life Insurance

     The   Company   intends   to  apply   for  Key  Man  Life   Insurance   and
Officer/Director Insurance upon becoming a reporting company under the 1934 Act.

Employee and Consultants Stock Option Plans

     There is currently no employee nor consultant stock option plan in place.

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.

Item 7.                    Certain Relationships and Related Transactions

     In March 1998, the Company entered into a share exchange agreement with LLBA and its shareholders, whereby LLBA became a wholly-owned subsidiary of the Company. The exchange was made whereby the Company issued 8,900,000 shares of its restricted Common Stock to the shareholders of LLBA for all of the issued and outstanding stock of LLBA. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 44-1844(6) of the Arizona Code and Section 21.20.320(14) of the Washington Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     From September 1998 through September 2000, the Company issued shares totaling One Hundred Seventy Five Thousand Five Hundred (175,500) shares of the Company's Common Stock. Such shares were issued as payment for services to Neil Rand d.b.a. Corporate Imaging in connection with their consulting in business management, public and investor relations and other related corporate advisory services and assistance to the Company. The shares were issued pursuant to
Section 4(2) of the Act of Regulation D, promulgated thereunder ("Rule 506"), Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     From January 1999 through March 1999, the Company sold Seventy Thousand (70,000) shares of its Common Stock to Neil Rand for a total of $35,000. For such offering, the Company relied upon Rule 506, Section R14-4-126 of the Arizona Code and Section 517.061(11) of the Florida Code. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     In September 2000, the Company entered into a Consulting Contract with David Penney & Associates ("DPA"). DPA is to locate possible merger and acquisition candidates, as well as sources of financing for the Company. As compensation, DPA shall be entitled to a fee of ten percent (10%) of the financing obtained or ten percent (10%) of the total value of the stock to be exchanged. DPA also has piggy-back registration rights in the event restricted shares are issued.


Item 8.           Description of Securities

Description of Capital Stock

     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, $0.001 par value per share and 1,000,000 shares of Preferred Stock, $0.001 par value per share. As of September 30, 2000, the Company had 10,601,803 shares of its Common Stock outstanding and none of its Preferred Stock outstanding.

Description of Common Stock

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one (1) vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

Dividend Policy

     Holders of shares of Common Stock are entitled to share pro rata in dividends and distribution with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefore, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

Description of Preferred Stock

     Shares of Preferred Stock may be issued from time to time in one (1) or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights.

Transfer Agent and Registrar

     The Transfer Agent and Registrar for the Company's Common Stock is Interwest Transfer Co., Inc. which is located at 1981 East Murray Holliday Road, Suite 100, Salt Lake City, Utah 84117, telephone (801) 272-9294 and facsimile
(801) 277-3147. There is no transfer agent for shares of the Company's preferred stock.

                                PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

a)       Market Information.

     The Company is not presently trading on an exchange, but intends to apply to trade on the Over the Counter Bulletin Board once the SEC has reached a point of no further comment on its Form 10SB.

(b)      Holders.

     As of September 30, 2000 the Company had 132 shareholders of record of its 10,601,803 outstanding shares of Common Stock, 9,245,700 of which are restricted Rule 144 shares and 1,356,103 of which are free-trading. Of the Rule 144 shares, 8,769,000 shares have been held by affiliates of the Company for more than one
(1) year.

(c)      Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2.                    Legal Proceedings

     No legal proceedings have been initiated either by or against the Company to date.


Item 3.                    Changes in and Disagreements with Accountants

     None.

Item 4.                    Recent Sales of Unregistered Securities

     The Company relied upon Section 4(2) of the Act and Rule 506 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based upon the fact that (i) the issuance of the shares did not involve a public offering, (ii) there were no more than 35 investors (excluding "accredited investors"), (iii) each investor who was not an accredited investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description, (iv) the offers and sales were made in compliance with Rules 501 and 502, (v) the securities were subject to Rule 144 limitation on resale and
(vi) each of the parties is a sophisticated purchaser and had full access to the information on the Company necessary to make an informed investment decision by virtue of the due diligence conducted by the purchaser or available to the purchaser prior to the transaction.

     The Company relied upon Section 3(b) of the Act and Rule 504 for several transactions regarding the issuance of its unregistered securities. In each instance, such reliance was based on the following: (i) the aggregate offering price of the offering of the shares of Common Stock and warrants did not exceed $1,000,000, less the aggregate offering price for all securities sold with the twelve months before the start of and during the offering of shares in reliance on any exemption under Section 3(b) of, or in violation of Section 5(a) of the Act; (ii) no general solicitation or advertising was conducted by the Company in connection with the offering of any of the shares; (iii) the fact the Company has not been since its inception (a) subject to the reporting requirements of
Section 13 or 15(d) of the Securities Act of 1934, as amended, (b) and "investment company" within the meaning of the Investment Company Act of 1940, as amended, or (c) a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies or other entity or person.

     The Company relied upon the Arizona Code Section 44-1844(6) for several transactions. The facts upon which the Company relied are that the transaction was incident to a statutory or judicially approved reorganization, merger, triangular merger, consolidation, or sale of assets, incident to a vote by securities holders pursuant to the articles of incorporation, the applicable corporate statute or other controlling statute, a partnership agreement or the controlling agreement among securities holders, (the "Arizona 504 Exemption").

     The Company relied upon Section R14-4-126 of the Arizona Revised Statutes for several transactions. The facts relied upon to make the Arizona Exemption include the following: (i) units were sold to less than thirty-five (35) persons; (ii) each purchaser who was not an accredited investor either alone or with purchaser representative had such knowledge and experience in financial and business matters sufficient to evaluate the merits and risks of the prospective investment; (iii) the bad boy provisions of the rule apply to neither the Company nor its predecessors or affiliates; and (iv) neither the issuer nor any person acting on its behalf offered or sold the securities by any form of general solicitation or general advertising; (v) the Company filed a completed SEC Form D with the Arizona Corporation Commission signed by a person duly authorized by the issuer; (vi) the Forms were filed not later than 15 days after the first sale of the securities in Arizona; (vii) the Company paid an appropriate filing fee of $250.00 to the Arizona Corporation Commission, (the "Arizona 506 Exemption").

     The Company relied upon Section 25102(f) of the California Code for several transactions. The facts upon which the Company relied are (i) that the sales were made to not more than 35 non- accredited investors, including persons not in California, (ii) the purchasers had the capacity to protect their own interests, (iii) the purchasers had a pre-existing relationship with the issuer or investment sophistication, (iv) the purchasers were purchasing for investment purposes and not for resale, (v) the offer to sell was not accomplished by an advertisement, (vi) a manually signed Form D was filed with the Commission,
(vii) a Consent to Service of Process was filed with the Commission, and (viii) the appropriate fee, calculated by the amount of securities proposed to be sold, was submitted to the Commission, (the "California 504 Exemption").

     The Company relied upon Section 25102.1 of the California Code for several transactions. The facts relied upon to make the California Exemption include the following: (i) the Company filed a completed SEC Form D with the California Department of Corporations; (ii) the Company executed a Form U-2 consent to service of process in the state of California; (iii) the Forms were filed not later than 15 days after the first sale of the securities in California; and (v) the Company paid an appropriate filing fee, (the "California 506 Exemption").

     The Company relied upon Florida Code Section 517.061(11) for several transactions. In each instance, such reliance is based on the following: (i) sales of the shares of Common Stock were not made to more than 35 persons; (ii) neither the offer nor the sale of any of the shares was accomplished by the publication of any advertisement; (iii) all purchasers either had a preexisting personal or business relationship with one or more of the executive officers of the Company or, by reason of their business or financial experience, could be reasonably assumed to have the capacity to protect their own interests in connection with the transaction; (iv) each purchaser represented that he was purchasing for his own account and not with a view to or for sale in connection with any distribution of the shares; and (v) prior to sale, each purchaser had reasonable access to or was furnished all material books and records of the Company, all material contracts and documents relating to the proposed transaction, and had an opportunity to question the executive officers of the Company. Pursuant to Rule 3E-500.005, in offerings made under Section 517.061(11) of the Florida Statutes, an offering memorandum is not required; however each purchaser (or his representative) must be provided with or given reasonable access to full and fair disclosure of material information. An issuer is deemed to be satisfied if such purchaser or his representative has been given access to all material books and records of the issuer; all material contracts and documents relating to the proposed transaction; and an opportunity to question the appropriate executive officer. In the regard, the Company supplied such information and was available for such questioning, (the "Florida Exemption").

     The Company relied upon Section 451.802(B)(9) of the Michigan Code for several transactions. In each instance, such reliance is based on the following:
(I) the issuer shall exercise reasonable care to assure that purchasers do not resell the securities including making a reasonable inquiry to determine if the purchaser is acquiring the securities for his own account or on behalf of another person may then be considered another purchaser, placing a legend on the certificate stating that the securities have not been registered under the Act and setting forth the restrictions on transferability of the securities, issuing stop transfer instructions to the issuer's transfer agent, and obtain a signed agreement from the purchaser that the securities will not be transferred without registration under the act or exemption therefrom; (II) the offer to sell was not accomplished by an advertisement or solicitation; (III) a commission is not paid or given for soliciting any purchaser in Michigan, except to a registered broker-dealer, which shall be fully disclosed in writing to each prospective purchaser , and the broker-dealer must file a confidential report of the offering within 30 days after initiation of the offering in Michigan and every 90 days thereafter until the final report of completion of the offering; (IV) each sale in the offering meets one of the following: (a) the sales were to not more than 25 persons in Michigan in the initial 12 month period, (b) sales were to not more than 15 persons in Michigan every subsequent 12 month period, (c) the issuer shall provide to all such offerees at least 48 hours before a sale
(i) a disclosure of all proceeds to be received from the offering, (ii) a disclosure of the current financial condition of the company, (iii) direct or indirect compensation or remuneration to be received by a promoter; (iv) disclosure of the form, date, and jurisdiction under which formed, and nature of the business of the issuer, (v) disclosure of the kind and amount of securities to be offered and the offering price or method by which the offering price is computed, (vi) stating that each investor may inspect the books and records of the issuer; (vii) stating that the issuer shall call an informational meeting of all investors upon request by 25% in interest, (viii) stating that the issuer shall agree to maintain a list of names and addresses of all investors in the entity available to any investor, (ix) stating that the issuer shall provide all investors with a detailed written statement of the application of the proceeds of the offering within 6 months after commencement of the offering or upon completion, whichever comes first, and with annual current balance sheets and income statements to investors thereafter; or (V) the sales were not to more than 35 persons in Michigan within any 12 month period, if all of the following are met: (a) the offeror files an exemption application, and offering circular, and an appropriate fee, (b) the administrator must make a finding that the offering is consistent with Section 306, (c) the offering circular is delivered to each purchaser at least 48 hours before the sale to the purchaser; or (VI) the sale was to an individual who after the purchase has an investment of $50,000 or more in the securities of the issuer, has either personal income before taxes in excess of $100,000 for the last fiscal year or latest 12 month period and is capable of bearing the economic risk, or has a net worth in excess of $1,000,000 and has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment, (the "Michigan 504 Exemption").

     The Company relied upon Rule 803.7 and Section 402(b)(21) of the Michigan Uniform Securities Act for several transactions. The facts relied upon to make the Michigan Exemption include the following: (i) the Company filed a completed SEC Form D with the Michigan Securities Division; (ii) the Company executed a Form U-2 consent to service of process in the state of Michigan; (iii) the Forms were filed not later than 15 days after the first sale of the securities in Michigan; (iv) the Company provided the Michigan State Securities Administrator a copy of the information furnished by the Company to the offerees, which constitutes disclosure adequate to satisfy the anti-fraud provisions of the act; and (v) the Company paid an appropriate filing fee of $100, (the "Michigan 506 Exemption").

     The Company relied upon Nevada Code Section 90.530(11) for several transactions. In each instance, such reliance is based on the following: the transaction was part of an issue in which (a)there were no more than 25 purchasers in Nevada, other than those designated in subsection 10, during any twelve (12) consecutive months; (b) no general solicitation or general advertising was used in connection with the offer to sell or sale of the securities; (c) no commission or other similar compensation was paid or given, directly or indirectly, to a person, other than a broker-dealer licensed or not required to be licensed under this chapter, for soliciting a prospective purchaser in Nevada; and (d) one of the following conditions was satisfied: (1) the seller reasonably believed that all the purchasers in Nevada, other than those designated in subsection 10, were purchasing for investment; or (2) immediately before and immediately after the transaction, the Company reasonably believed that its securities were held by fifty (50) or fewer beneficial owners, other than those designated in subsection 10, and the transaction was part of an aggregate offering that did not exceed $500,000 during any twelve (12) consecutive months, (the "Nevada Exemption").

     The Company relied upon Section 21.20.320(14) of the Washington Code for several transactions. The facts upon which the Company relied are that the transaction was incident to a right of conversion or a statutory or judicially approved reclassification, recapitalization, reorganization, quasi reorganization, stock split, reverse stock split, merger, consolidation or sale of assets, (the "Washington 504 Exemption").

     The Company relied upon Section 460-44A-506 of the Washington Code for several transactions. The facts relied upon to make the Washington Exemption include the following: (i) the Company filed a completed SEC Form D with the Washington Department of Financial Institutions, Securities Division; (ii) the Form was filed not later than 15 days after the first sale; and (iii) the Company executed a Form U-2 consent to service of process, and (iv) the Company paid an appropriate filing fee of $300.00 to the Washington State Treasurer, (the "Washington 506 Exemption").

     In February  1997,  prior to its  acquisition  of LLBA,  the  Company  sold
1,100,000 shares of its unrestricted Common Stock to sixty eight (68) individuals for a total of $11,000. For such offering, the Company relied upon
Section 3(b) of the Act, Rule 504, the Florida Exemption,  the Nevada Exemption,
Section 48-2-103(b)(4) of the Tennessee code and Section 5[581-5] I(c) of the Texas code. No state exemption was necessary for the sales made to Canadian or French investors. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     The Company relied upon Section 48-2-103(b)(4) of the Tennessee Code for this transaction. The facts upon which the Company relied in Tennessee are as follows: (A) The aggregate number of persons in Tennessee purchasing the securities from the Company and all affiliates of the Company pursuant to this exemption during the twelve month period ending on the date of such sale did not exceed fifteen (15) persons, exclusive of persons who acquired the securities in transactions which were not subject to this exemption or which were otherwise exempt from registration under the provisions of this exemption or which have been registered pursuant to Sec. 48-2-105 or Sec. 48-2- 106. (B) The securities were not offered for sale by means of publicly disseminated advertisements or sales literature; and (C) All purchasers in Tennessee purchased such securities with the intent of holding such securities for investment for their own accounts and without the intent of participating directly or indirectly in a distribution of such securities.

     The Company relied upon Section 5[581-5]I(c) of the Texas Code for this transaction. The facts upon which the Company relied in Texas are as follows:
The sale during the period of twelve (12) months ending with the date of the sale in question was to not more than fifteen (15) persons and such persons purchased such securities for their own account and not for distribution.

     In March 1998, the Company entered into a share exchange agreement with LLBA and its shareholders, whereby LLBA became a wholly-owned subsidiary of the Company. The exchange was made whereby the Company issued 8,900,000 shares of its restricted Common Stock to the shareholders of LLBA for all of the issued and outstanding stock of LLBA. This offering was conducted pursuant to Section 4(2) of the Act, Rule 506; the Arizona 506 Exemption and the Washington 506 Exemption.

     Between June 1998 and April 1999, the Company sold 97,103 shares of its unrestricted Common Stock and 20,200 shares of its restricted Common Stock for a total of $117,303. For such offering the Company relied upon Section 3(b) of the Act and Rule 504, Section 4(2) of the Act and Rule 506, the Arizona 504 Exemption, the California 504 Exemption, Section 11-51-308(1)(j) of the Colorado Code, the Florida Exemption, Section 10-5-9(13) of the Georgia Code, Section 4 [5/4] G of the Illinois Code, Section 402(b)(9) of the Massachusetts Code, the Michigan 504 Exemption, Section .1205 of the North Carolina Code, and the Washington 504 Exemption. The reason for the restricted stock is that Washington and Arizona state law required the restrictive legend. See Part II, Item 4. "Recent Sales of Unregistered Securities."

     The Company relied upon Section 11-51-308(1)(j) of the Colorado Code for this transaction. The facts upon which the Company relied are: (i) the offering was directed to not more than twenty (20) persons in Colorado; (ii) the securities were sold to not more than ten (10) buyers in Colorado; (iii) all purchasers represented that they purchased for investment; (iv) no commission or other remuneration was paid or given for soliciting any prospective buyer in Colorado.

     The Company relied upon Geogia Code Section 10-5-9(13) for this transaction. Such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements;
(iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

     The Company relied upon Section 4 [5/4] G of the Illinois Code for this transaction. Such reliance is based on the following: (i) all sales have been made within the preceding 12 month period, and the sales were made to not more than 35 non-accredited investors, or the offer to sell involved an aggregate sales price of not more than $1,000,000, (ii) the offer to sell was not accomplished by an advertisement, (iii) no commission, discount, or other remuneration exceeding 20% of the sale price was paid on account of such sales
(iv) a manually signed Form D was filed with the Commission, (v) a Consent to Service of Process was filed with the Commission, and (vi) the appropriate fee, calculated by the amount of securities proposed to be sold, was submitted to the Commission.

     The Company relied upon Section 402(b)(9) of the Massachusetts Code for this transaction. Such reliance is based on the following: (i) the sale was to not more than 25 persons in Massachusetts in any 12 month period, (ii) the seller reasonably believes that the purchasers are purchasing for investment,
(iii) if the sale involves a commissioner other remuneration for soliciting any prospective buyer, a notice is filed with the secretary at least five full business days before the offer.

     From September 1998 through September 2000, the Company issued shares totaling One Hundred Seventy Five Thousand Five Hundred (175,500) shares of the Company's Common Stock. Such shares were issued as payment for services to Neil Rand d.b.a. Corporate Imaging in connection with their consulting in business management, public and investor relations and other related corporate advisory services and assistance to the Company. The shares were issued pursuant to Rule 506, the Arizona 506 Exemption and the Florida Exemption.

     From January 1999 through March 1999, the Company sold Seventy Thousand (70,000) shares of its Common Stock to Neil Rand for a total of $35,000. For such offering, the Company relied upon Rule 506, the Arizona 506 Exemption and the Florida Exemption.

     Between May 1999 and July 2000 the Company sold 29,000 shares of its Restricted Common Stock to six (6) individuals for a total of twenty seven thousand dollars ($27,000). The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, the California 506 Exemption and Section 10-5-9 (13) of the Georgia Code.

     The Company relied upon Geogia Code Section 10-5-9(13) for this transaction. Such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements;
(iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

     From April 1999 through August 2000, the Company issued 205,500 shares of its Restricted Common Stock to thirty four (34) individuals for release from debt for all services rendered on behalf of the Company to date. Such services were as follows: Alonza Fant Nelson received 10,000 shares for storage and delivery of training materials; Larriee Brown received 2,500 shares for setting up conferences; Lavern Calloway Otis received 5,000 shares for services relating to internet research; Albert M Brown received 2,500 shares for conference services; Edgar Brown received 2,500 shares for conference services; Howard Scott received 2,500 shares for transportation of training materials; Earnest Scott received 1,000 shares for conference services; Stephanie brown received 1,000 shares for conference set-up services; Darsel Brown received 1,000 shares for conference registration services; Yvonne Brown received 1,000 shares for conference registration services; Jim & Floretta Esclavon received 2,000 shares for proofreading of books; Shirlene Fant Rand received 6,000 shares for marketing and sales of L.L. Brown books; Shirlene Fant Rand received 12,000 shares for public relations consulting services; Sharon Hamilton received 1,000 shares for conference set-up services; Beverly Brown received 1,000 shares for conference set-up services; Dr. Barbara Susan Levy received 75,000 shares for media consulting services; Charles Aycock received 2,500 shares as a staff bonus; John Arvizu received 2,500 shares as a staff bonus; Maria Tagaleoo received 2,500 shares as a staff bonus; Brian Tutt received 2,500 shares for conference set-up; Jewel Natasha Timoteo received 1,500 as a staff bonus; Nikki Esclavon received 1,500 shares as a staff bonus; Michael Shelby Edwards received 2,500 shares for conference services; Clayton Frank Chong received 1,000 shares for conference services; Thelma Lee Standhart received 2,500 shares for marketing services; Lewis and Shirley Sheffield received 10,000 shares for marketing services; Margaret Tami Henley received 2,500 shares as a staff bonus; Margaret Tami Henley received another 1,000 shares as a staff bonus; Jimmy Calloway received 6,000 shares for board participation and strategic planning services; Jewel Morris received 1,000 shares as a board participant; Maria Tageleoo received another 2,000 shares as a staff bonus; Jewel Timoteao received 2,000 shares as a staff bonus; Charles Steele received 10,000 shares for board participation and public relations services; Alan & Viola Ose received 5,000 shares for storage of materials; Steve and Sandy Mundahl received 6000 shares for the co-writing services; Eddie L. Young & Natilyne W. Young received 5,000 shares for the marketing and training services; and Shirley Scheffield received 10,000 shares for marketing and public relations services. The offering was conducted pursuant to Section 4(2) of the Act, Rule 506, Section 8-6-11 of the Alabama Code, the Arizona 506 Exemption, the California 506 Exemption, Section 10-5-9 (13) of the Georgia Code, the Michigan 506 Exemption, Section .1205 of the North Carolina Code, Sec. 48- 2-125 of the Tennessee Code, the Washington 506 Exemption, and Section 17-4-114 of the Wyoming Code.

     The Company relied upon Section 8-6-11 of the Alabama Code of 1975, as amended for this transaction. The facts relied upon to make the Alabama Exemption include the following: (i) the sale was to not more than 10 persons within a 12 month period; (ii) the issuer reasonably believes that all buyers are purchasing for investment purposes only; (iii) the issuer makes a reasonable inquiry to determine if the purchaser is acquiring the securities for him or herself or for other persons; (iv) the issuer provides written disclosure to each purchaser prior to the sale that the securities have not been registered under the Act and therefore, cannot be resold unless they are registered under the Act or unless an exemption from registration is available; (v) a legend is placed on the certificate that states that the securities have not been registered under the act and setting forth the restrictions on transferability and sale of the securities; (vi) no commission or other remuneration is paid for soliciting any prospective buyer; (vii) no public advertisement or general solicitation is used in connection with the issue; (viii) the Company filed a completed SEC Form D with the Alabama Securities Division; (ix) the Company executed a Form U-2 consent to service of process in the state of Alabama and
(x) the Company paid an appropriate filing fee to the Alabama Securities Commission.

     The Company relied upon Geogia Code Section 10-5-9(13) for this transaction. Such reliance is based on the following: (i) the number of Georgia purchasers did not exceed fifteen (15); (ii) the securities were not offered for sale by means of any form of general or public solicitations or advertisements;
(iii) a legend was placed upon the certificates; and (iv) each purchaser represented that he purchased for investment.

     The Company relied upon Rule .1205 of the North Carolina Code for this transaction. Such reliance is based on the following: (i) no commission, discount, finders fee or other similar remuneration or compensation shall be paid, directly or indirectly to any person for soliciting any prospective purchaser of the security sold to a North Carolina Resident; (ii) any prospectus or disclosure document used in the offering shall disclose conspicuously the legends required by Rule .1316 of the North Carolina Code; (iii) not less than 10 business days prior to any sale or receipt of signed subscription agreement of the securities to a resident of North Carolina, the issuer shall file with the administrator (a) a statement signed by the issuer and acknowledged before a notary public identifying the issuer, including name, form of organization, address and telephone number, (b) a statement signed by the issuer and acknowledged before a notary public identifying the persons who will be selling the securities in North Carolina and describing any commissions, discounts, fees or other remuneration or compensation to be paid to such persons, (c) a summary of the proposed offering; (iv) a Form U-2 Consent to Service of Process is filed naming the North Carolina Secretary of State as the service agent, signed by the issuer; (v) a filing fee of $25.00 is submitted, payable to the North Carolina Secretary of State; (vi) if the sale is offered to not more than 5 individuals who reside in North Carolina, compliance with .1205 is not required; (vii) neither the issuer nor any person acting on the issuer's behalf shall offer or offer to sell by any means or any form of general solicitation or general advertising.

     The Company relied upon Section. 48-2-125, as interpreted by Rule 0780-4-2-.11 of the Tennessee Securities Act of 1980 for this transaction. The facts relied upon to make the Tennessee Exemption include the following: (i) the Company filed a completed SEC Form D with the Tennessee Division of Securities;
(ii) the Form was filed not later than 15 days after the first sale; (iii) the Company provided the Tennessee Division of Securities a copy of the information furnished by the Company to the offerees, (iv) the Company executed a Form U-2 consent to service of process; and (v) the Company paid an appropriate filing fee.

     The Company relied upon Section 17-4-114 of the Wyoming Code for this transaction. The facts relied upon to make the Wyoming Exemption include the following: (i) the sale was to not more that 15 persons with 12 months, (ii) the issuer reasonably believes that all the buyers are purchasing for investment purposes, (iii) no commission or other remuneration is paid for soliciting any prospective buyer in Wyoming, (iv) the Company filed a completed SEC Form D with the Wyoming Secretary of State; (v) the Company executed a Form U-2 consent to service of process in the state of Wyoming; and (vi) the Company paid an appropriate filing fee.


Item 5.                    Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that: To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. In addition, the Corporation shall have the power, in its Bylaws or in any Resolution of its stockholders or directors, to undertake to indemnify the officers and directors of this Corporation against any contingency or peril as may be determined to be in the best interests of this Corporation, and to procure policies of insurance at this Corporation's expense.

     The Company's Bylaws provide that: The Corporation hereby indemnifies each person (including the heirs, executors, administrators, or estate of such person) who is or was a director or officer of the Corporation to the fullest extent permitted or authorized by current or future legislation or judicial or administrative decision against all fines, liabilities, costs and expenses, including attorneys' fees, arising out of his or her status as a director, officer, agent, employee or representative. The foregoing right of indemnification shall not be exclusive of other rights to which those seeking an indemnification may be entitled. The Corporation may maintain insurance, at its expense, to protect itself and all officers and directors against fines, liabilities, costs and expenses, wither or not the Corporation would have the legal power to indemnify them directly against such liability.

     The Nevada Revised Statutes provide that: (1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order settlement, conviction or upon plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful and (2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believes to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitles to indemnify for such expenses as the court deems proper.

     To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     The statutes also provide that any discretionary  indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (1) by the stockholders; (2) by the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
(3) if a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     The articles of incorporation, the bylaws or an arrangement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsequent do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (1) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action and (2) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

PART F/S

     The Financial Statements of L.L. Brown International, Inc. required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.

                         L.L. Brown International, Inc.
                        Consolidated Financial Statements
                            December 31, 1999 & 1998











                               George Stewart, CPA

                         L.L. Brown International, Inc.

                                      INDEX
                                      Page
Independent Auditor's Report...................................................1
Consolidated Financial Statements
         Balance
         sheets................................................................2
         Statements of operations..............................................3
         Statements of stockholders' equity (deficit)..........................4
         Statements of cash flows..............................................5
         Notes to financial statements.......................................6-9

                               George Stewart, CPA
                     2301 South Jackson Street, Suite 101-G
                            Seattle, Washington 98144

                          INDEPENDENT AUDITOR'S REPORT


The Board of Directors
L.L. Brown International, Inc.
Kent, Washington


We have audited the accompanying consolidated balance sheets of L.L. Brown International, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of L.L. Brown International, Inc. as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for the year ended, in conformity with generally accepted accounting principles.

/s/ George Stewart

May 24, 2000


                         L.L. Brown International, Inc.
                           Consolidated Balance Sheets
                           December 31, 1999 and 1998


                                                  ASSETS
                                                                                 1999                   1998
                                                                                 ----                   ----
             Current Assets
                         Cash and cash equivalents                         $             936    $          972
                         Accounts receivable                                          71,882            26,773
                         Inventory                                                    81,923            21,125
                         Deposits                                                      7,854             7,854
                                                                          ------------------   ---------------

                                     Total current assets                            162,595            56,724
                                                                          ------------------   ---------------

             Property and Equipment, net                                              34,029            35,883
                                                                          ------------------   ---------------

                         Other Assets
                                     Due from Stockholders                             7,360            14,944
                                                                          ------------------   ---------------

             TOTAL ASSETS                                                    $       203,983       $   107,551
                                                                          ==================   ===============

                         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

             Current Liabilities
                         Bank Overdrafts                                     $        17,831    $           -
                         Accounts Payable                                            174,772           207,641
                         Notes Payable                                                25,020            26,362
                         Accrued payroll and business taxes                           37,567            22,000
                         Current maturities of long-term debt                         35,005            32,500
                                                                          ------------------   ---------------

                                     Total current liabilities                       290,195           288,503
                                                                          ------------------   ---------------

             Long term Debt, less current maturities                                  76,398           110,754
                                                                          ------------------   ---------------

             Stockholders' Equity (Deficit)
                         Preferred stock, $.001 per value, 1,000,000
                           shares authorized, no shares issued
                         Common  stock,  $.001  per  value,   20,000,000  shares
                           authorized,  10,465,303 shares issued and outstanding
                           in 1999, 10,183,968 shares issued and
                           outstanding in 1998                                        10,466            10,184
                         Additional paid-in capital                                  179,719           150,249
                         Accumulated deficit                                        (352,795)         (452,139)
                                                                          ------------------   ---------------

                                     Total Stockholders' Equity                     (162,610)         (291,706)
                                     (Deficit)
                                                                          ------------------   ---------------

             TOTAL LIABILITIES AND STOCKHOLDERS'
             EQUITY(DEFICIT)                                                 $       203,983      $    107,551

                                                                          ==================   ===============

                   See notes to consolidated financial statements

                                     Page 2

                         L.L. Brown International, Inc.
                      Consolidated Statements of Operations
                 For the Years Ended December 31, 1999 and 1998


                                                                                     1999               1998
                                                                                     ----               ----

             Revenues                                                        $       786,584       $   374,684
                                                                          ------------------   ---------------

             Expenses
                         General and administrative                                   87,430           136,816
                         Travel                                                       92,843           135,888
                         Commissions and selling                                     201,434           114,349
                         Salaries and wages                                           89,071            93,601
                         Cost of products and shipping                                45,602            83,785
                         Office and equipment rent                                    70,808            71,798
                         Outside services                                             36,363            23,680
                         Taxes and licenses                                           14,443            19,801
                         Depreciation                                                 20,877            18,655
                                                                          ------------------   ---------------

                                                                                     658,872           698,373
                                                                          ------------------   ---------------

                                     Income(Loss) on Operations                      127,712         (323,689)

                         Interest expenses                                            28,368            22,756
                                                                          ------------------   ---------------

                                     Net Income (Loss) before Income                  99,344         (346,445)
                                     Taxes

                                     Income Taxes                                         -                 -

                                     Net Income (Loss)                       $        99,344      $  (346,445)
                                                                          ==================   ===============



                         Net Income(Loss) per share - basic and            $            0.01    $        (0.03)
                         diluted:

                         Weighted Average Basic shares Outstanding                  10381678          10088159

                 See notes to consolidated financial statements



                                     Page 3

                         L.L. Brown International, Inc.
            Consolidated Statements of Stockholders' Equity(Deficit)
                 For the Years Ended December 31, 1999 and 1998


                                                               Additional
                                           Common Stock        paid - in      Accumulated
Beginning Balance                       Shares       Amount     capital         Deficit             Total
  December 31, 1997                    1100000   $   1,100                     (105,694)      $  (104,594)

  Shares issued in
    acquisition                        8900000       8,900   $   1,000                               9,900

   Shares Purchased                     183968         184     149,249                             149,433

   Net Income(Loss)                                                             (346,445)         (346,445)

Ending Balance
   December 31, 1998                  10183968    $ 10,184     150,249   $      (452,139)      $  (291,706)
                         =====================================================================================


                                                               Additional
                                           Common Stock        paid - in      Accumulated
Beginning Balance                       Shares       Amount     capital         Deficit             Total
  December 31, 1998                    10183968    $ 10,184     150,249  $      (452,139)      $  (291,706)

   Shares Purchased                       29500          30      29,470                              29,500

   Shares issued as
    Compensation(value $0.001)           251835         252                                          252

   Net Income(Loss)                                                                99,344            99,344

Ending Balance
   December 31, 1999                   10465303    $ 10,466      179,719 $      (352,795)      $  (162,610)
                         =====================================================================================

                 See notes to consolidated financial statements


                                     Page 4
                         L.L. Brown International, Inc.
                      Consolidated Statements of Cash Flows
                 For the Years Ended December 31, 1999 and 1998



             Cash flows from operating activities                                1999               1998
                                                                                 ----

                         Net Income (Loss)                                   $        99,344      $  (346,445)
                                                                          ------------------    ---------------

                         Adjustments to reconcile net loss
                            used in operating activities
                                     Depreciation                                     20,877            18,655
                                     Stock issued in Lieu of Cash                        252                 -
                                     Compensation
                   Changes in operating assets and liabilities
                                        Accounts receivable                         (45,109)            86,041
                                        Inventory                                   (60,798)             9,196
                                        Deposits                                          -             (2,038)
                                        Accounts payable                            (32,869)            109,653
                                        Accrued liabilities                          15,567            (125,313)
                                                                          ------------------    ---------------

                                     Total adjustments                             (102,080)            96,194
                                                                          ------------------   ---------------

                         Net cash provided (used) in operating                        (2,736)          (250,251)
                         activities
                                                                          ------------------   ---------------

             Cash flows from financing activities
                         Proceeds from issuance of long-term debt                          -           123,099
                         Proceeds from issuance of common stock                       29,500           149,433
                         Bank Overdrafts                                              17,831                 -
                         Net borrowings(payments) on notes payable                    (1,342)           26,362
                         Principal payments on long-term debt                        (31,850)           (7,920)
                         Net advances to stockholders                                  7,584           (28,363)
                                                                          ------------------   ---------------

                         Net cash provided by financing activities                    21,723           262,611
                                                                          ------------------   ---------------

             Cash Flows from Investing Activities
                         Purchases Property & Equipment                             (19,023)                -
                                                                          ------------------   ---------------
                                                                          ------------------   ---------------

             Net increase in cash                                                       (36)          12,360

             Cash at Beginning of Year                                                   972         (11,388)
                                                                          ------------------   ---------------

             Cash at End of Year                                           $             936    $        972
                                                                          ==================   ===============


             Supplemental disclosures of cash flow information
             Cash paid during the period for Interest                        $        28,368      $   22,756
                                                                          ==================   ===============

                 See notes to consolidated financial statements

                        L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                            December 31, 1999 & 1998



Note 1 - Organization

L.L. Brown International, Inc. ("The Company") is a Nevada Corporation that conducts business from its headquarters in Kent, Washington. The Company was incorporated in February 1997 as Smart Industries, Inc., and changed its name to L.L. Brown International, Inc. in March 1998.

In March 1998, the Company acquired 100 percent of the issued and outstanding shares of the common stock of L.L. Brown & Associates, Inc., a Washington corporation, by issuing 8,900,000 shares of its stock.

The Company is an educational corporation that designs curriculum and programs which are intended to teach people how to make positive changes in their lives. The Company sells materials and delivers seminars to corporations, nonprofit organizations, universities, welfare agencies, school districts, and youth service agencies throughout the United States.


Note 2 - Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of L.L. Brown International, Inc. and its wholly owned subsidiary L.L. Brown & Associates, Inc. All significant intercompany balances and transactions have been eliminated.

Accounts Receivable

Accounts receivable consists primarily of trade receivables, bad debts are written off at the time they become uncollectiable.

Inventories

Inventories consist of printed and audio/visual materials developed by the Company and are stated at the lower cost or market based on the first-in, first-out method.

Federal income tax

The provisions for income taxes is recorded in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Under the liability method of SFAS 109, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect. The types of significant temporary differences include depreciation.

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                            December 31, 1999 & 1998

Property and equipment

Property is stated at historical cost as detailed in Note 3. Major expenditures for property and those that substantially increase the useful lives of property are capitalized. Property is depreciated using the straight-line method over the estimated useful lives of the assets, ranging between five and seven years.

Leased property is stated at the lower of the present value of future minimum lease payments or fair value of the property. Leased property is depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives ranging between five and seven years. Amortization of assets held under capital leases is included in depreciation expense.

Management's Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

Stock-based Compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.


Note 3 - Property and Equipment

The following is a summary of property and equipment, at cost:

                                                        1999                1998
                                                        ----                ----

        Office Equipment                         $   84,058           $   70,399
         Furniture & Fixtures                         45,122              39,758
         Vehicles                                     29,740              29,740
         Leasehold improvements                        6,227               6,227
                                                ------------         -----------

Less:  Accumulated depreciation & amortization      $165,147            $146,124
                                                    (131,118)         ( 110,241)
                                                   ---------           ---------

                                                  $   34,029          $   35,883
                                                  ==========          ==========

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                            December 31, 1999 & 1998

Note 4 - Notes Payable

Notes payable to banks consisted of the following:                                  1999                      1998
                                                                                    ----                      ----

The Company is obligated under a demand note payable to                         $ 10,000                  $ 10,000
a bank on which interest accrues at 9.75%.  The note is secured by substantially all trade receivables, inventory and equipment.

A line of credit under which the Company may borrow up to                       $ 15,020                  $ 16,362
$15,000, is payable to a bank in interest only installments at 14.5%.
 .
                                                                                $ 25,020                  $ 26,362
                                                                                ========                  ========

Note 5 - Long-term Debt

Long-term debt consists of the following:

                                                                                    1999                      1998
                                                                                    ----                      ----
Note payable to a bank in monthly installments of $548 including
interests at 9.75%, due December 2001, secured by automobile                    $ 12,073                  $ 17,150

Note payable to a bank in monthly  installments of $3,207 including  interest at
9.75%, due October 2002, secured by substantially all
trade receivables, inventory and equipment                                      $ 99,330                 $ 126,104

                                                                                $111,403                 $ 143,254
                                                                            ------------                ----------
Less current maturities                                                        $  35,005                 $  32,500

Long-term debt, less current maturities                                        $  76,398                 $ 110,754
                                                                            ============                ==========



Minimum future payments under long-term debt agreements for each of the next five years and in the aggregate are as follows:


         Year ended December 31,
                                2000           $  35,005
                                2001           $  39,290
                                2002           $  37,108
                                               ---------
                                               $ 111,403


Note 6 - Advertising

Advertising costs are charged to operations when incurred, which amounted to $2,069 for 1999 and $ 9,700 for 1998.

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                            December 31, 1999 & 1998

Note 7 - Federal Income Taxes

At December 31, 1999 and 1998, the Company had net operating loss carryforwards of approximately $350,000 and $450,000 respectively, expiring in year 2013. The amount recorded as deferred tax assets as of December 31, 1999 and 1998 was approximately $ 130,000 and $150,000 respectively, which represents the amount of tax benefits arising from the loss of carryforwards. Due to the uncertainty regarding the Company's ability to generate taxable income in the future to realize the benefit from its deferred tax assets, the Company has established a valuation allowance of $130,000 and $150,000 against this deferred tax asset.

Note 8 - Commitments

The Company leases its administrative offices and certain equipment under operating leases expiring in 2003. The Company is obligated for minimum non-cancelable rental payments under the lease through its term as follows:

         Year ended December 31,
                                2000       $ 64,106
                                2001         64,106
                                2002         55,920
                                2003         55,920
                                             ------

                                 $          240,052
                                ===================

Note 9 - Acquisitions

Effective March 14, 1998 the Company issued 8,900,000 shares of its common stock for all the outstanding shares of L.L. Brown & Associates, Inc., a Washington company. L.L. Brown & Associates is an educational corporation that designs curriculum and programs which are intended to teach people how to make positive changes in their lives. Based upon the estimated fair market value of L.L. Brown International's stock ($ .001 per share), the total purchase consideration of the Company was approximately $ 9,900. The acquisition was accounted for using the purchase method with the purchase price allocated to the acquired assets and liabilities based on their respective estimated fair value at the acquisition date. Such allocations were based on evaluations and estimations. The purchase allocation is summarized as follows:

         Current Assets                       $ 231,019
         Property and Equipment                  53,403
         Current Liabilities                   (251,684)
         Long-Term Liabilities                  (22,838)
                                                -------

                                                $ 9,900
                                                -------

Note 10 - Related Party Transactions

The Company had advances of $ 7,360 and $ 14,944 to the Vice President as of December 31, 1999 and 1998 respectively.

                          L.L. Brown International, Inc.
                        Consolidated Financial Statements
                              June 30, 2000 & 1999











                               George Stewart, CPA

                         L.L. Brown International, Inc.


                                      INDEX

                                                                            Page
Accountant's Report............................................................1
Consolidated Financial Statements
         Balance sheets........................................................2
         Statements of operations..............................................3
         Statements of stockholders' equity (deficit)..........................4
         Statements of cash flows..............................................5
         Notes to financial statements.......................................6-9





                              George Stewart, CPA


                         L.L. Brown International, Inc.
                           Consolidated Balance Sheets
                             June 30, 2000 and 1999


                                             ASSETS
                                                                          2000               1999
                                                                          ----               ----
  Current Assets

  Cash and cash equivalents                                     $         4,342   $            20
  Accounts receivable                                                   153,084           135,186
  Inventory                                                              81,923            21,125
  Deposits                                                                7,854             7,854
                                                               -----------------  ---------------

                                Total current assets                    247,203           164,184
                                                               -----------------  ----------------

  Property and Equipment, net                                            26,098            33,156
                                                               -----------------  ----------------

                         Other Assets
                                Due from Stockholders                     6,387             9,644
                                                               -----------------  ----------------

 TOTAL ASSETS                                                     $     279,688      $    206,984
                                                               =================  ================

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 Current Liabilities

 Bank Overdrafts                                                                   $      21,543
 Accounts Payable                                                      160,549           174,560
 Notes Payable                                                          23,104            24,876
 Accrued payroll and business taxes                                     52,506            33,396
 Current maturities of long-term debt                                   35,005            32,500
                                                               -----------------  ----------------

                                Total current liabilities              271,164           286,874
                                                               -----------------  ----------------

 Long term Debt, less current maturities                                59,764            93,044
                                                               -----------------  ----------------

 Stockholders' Equity (Deficit)
                Preferred stock, $.001 per value, 1,000,000
                shares authorized, no shares issued
                Common  stock,  $.001  per  value,   20,000,000  shares
                authorized,  10,465,303 shares issued and outstanding
                in 1999, 10,183,968 shares issued and
                outstanding in 1998                                     10,575            10,338
                Additional paid-in capital                             188,210           174,725
                Accumulated deficit                                   (250,026)         (357,997)
                                                               -----------------  ----------------

                                Total Stockholders' Equity (Deficit)   (51,241)         (172,935)
                                                               -----------------  ----------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)             $     279,688      $    206,984
                                                               =================  ================

                    See accompanying notes and accountant's report


                                     Page 2
                         L.L. Brown International, Inc.
                      Consolidated Statements of Operations
                 For the Six Months Ended June 30, 2000 and 1999

                                                                           2000               1999
                                                                           ----               ----

 Revenues                                                          $     527,709      $    430,335

 Cost of Sales                                                           209,100      $    170,635
                                                               -----------------  ----------------

 Gross Profit                                                            318,608           259,700

 General & Administrative                                          $     197,882      $    150,092

                                                               -----------------  ----------------

                             Income(Loss) on Operations                  120,727           109,608

 Interest expenses                                                        17,957            15,466
                                                               -----------------  ----------------

                             Net Income (Loss) before Income Taxes       102,769            94,142

                             Income Taxes                                      -                 -

                             Net Income (Loss)                     $     102,769     $      94,142
                                                               =================  ================



 Net Income(Loss) per share - basic and diluted:                $           0.01    $         0.01

 Weighted Average Basic shares Outstanding                              10534185          10308303



                 See accompanying notes and accountant's report

                         L.L. Brown International, Inc.
            Consolidated Statements of Stockholders' Equity(Deficit)
                 For the Six Months Ended June 30, 2000 and 1999

                                                                    Additional
                                           Common Stock             paid - in     Accumulated
 Beginning Balance                       Shares       Amount        capital       Deficit           Total
  December 31, 1998                      10183968    $ 10,184   $   150,249    $ (452,139)      $  (291,706)

   Shares Purchased                         24500          25   $    24,476                          24,501

   Shares Issued as
     Compensation(value$0.001)              129335         129                                          129

   Net Income(Loss)                                                                94,142            94,142

 Ending Balance
 June 30, 1999                            10337803    $ 10,338  $   174,725    $ (357,997)     $   (172,935)
                         ===================================================================================


                                                                    Additional
                                           Common Stock             paid - in     Accumulated
Beginning Balance                       Shares       Amount         capital       Deficit            Total
December 31, 1999                       10465303     $10,466       $179,719       ($352,795)     $  (162,610)

   Shares Purchased                         8500           9          8,491                            8,500

   Shares issued as
    Compensation(value $0.001)             99606         100                                             100

   Net Income(Loss)                                                                 102,769          102,769

Ending Balance
   June 30, 2000                        10573409     $10,575       $188,210       ($250,026)     $   (51,241)
                         ===============================================================================================

                 See accompanying notes and accountant's report

                         L.L. Brown International, Inc.
                      Consolidated Statements of Cash Flows
                 For the Six Months Ended June 30, 2000 and 1999


             Cash flows from operating activities                                          2000              1999
                                                                                           ----
                        Net Income (Loss)                                         $     102,769        $    94,142
                                                                                ----------------    --------------

                        Adjustments to reconcile net loss
                        used in operating activities
                             Depreciation                                                7,932               9,485
                             Stock issued in Lieu of Cash Compensation                     100                 130
                             Changes in operating assets and liabilities
                             Accounts receivable                                       (81,202)           (108,413)
                             Inventory                                                      -                   -
                             Deposits                                                       -                   -
                             Accounts payable                                          (14,223)            (33,081)
                             Accrued liabilities                                        14,938              11,396
                                                                                     -----------------  ----------------

                             Total adjustments                                         (72,455)           (120,483)
                                                                                     -----------------  ----------------

                         Net cash provided (used) in operating activities               30,315             (26,342)
                                                                                     -----------------  ----------------

             Cash flows from financing activities
                         Proceeds from issuance of long-term debt
                         Proceeds from issuance of common stock                          8,500              24,501
                         Bank Overdrafts                                               (17,831)             21,543
                         Net borrowings(payments) on notes payable                      (1,916)             (1,486)
                         Principal payments on long-term debt                          (16,634)            (17,710)
                         Net advances to stockholders                                      973               5,300
                                                                                     -----------------  ----------------

                         Net cash provided by financing activities                     (26,908)             32,148
                                                                                     -----------------  ----------------

             Cash Flows from Investing Activities
                         Purchases Property & Equipment                                                     (6,759)
                                                                                     -----------------  ----------------

             Net increase in cash                                                        3,406                (952)

             Cash at Beginning of Year                                                     936                 972
                                                                                     -----------------  ----------------

             Cash at June 30                                                          $  4,342            $     20
                                                                                     =================  ================

             Supplemental disclosures of cash flow information


             Cash paid during the period for Interest                                 $ 17,957            $ 15,466
                                                                                     =================  ================

                 See accompanying notes and accountant's report

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                              June 30, 2000 & 1999



Note 1 - Organization

L.L. Brown International, Inc. ("The Company") is a Nevada Corporation that conducts business from its headquarters in Kent, Washington. The Company was incorporated in February 1997 as Smart Industries, Inc., and changed its name to L.L. Brown International, Inc. in March 1998.

In March 1998, the Company acquired 100 percent of the issued and outstanding shares of the common stock of L.L. Brown & Associates, Inc., a Washington corporation, by issuing 8,900,000 shares of its stock.

The Company is an educational corporation that designs curriculum and programs which are intended to teach people how to make positive changes in their lives. The Company sells materials and delivers seminars to corporations, nonprofit organizations, universities, welfare agencies, school districts, and youth service agencies throughout the United States.


Note 2 - Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of L.L. Brown International, Inc. and its wholly owned subsidiary L.L. Brown & Associates, Inc. All significant intercompany balances and transactions have been eliminated.

Accounts Receivable

Accounts receivable consists primarily of trade receivables, bad debts are written off at the time they become uncollectiable.

Inventories

Inventories consist of printed and audio/visual materials developed by the Company and are stated at the lower cost or market based on the first-in, first-out method.

Federal income tax

The provisions for income taxes is recorded in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Under the liability method of SFAS 109, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and have been measured using the enacted marginal tax rates and laws that are currently in effect. The types of significant temporary differences include depreciation.

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                              June 30, 2000 & 1999

Property and equipment

Property is stated at historical cost as detailed in Note 3. Major expenditures for property and those that substantially increase the useful lives of property are capitalized. Property is depreciated using the straight-line method over the estimated useful lives of the assets, ranging between five and seven years.

Leased property is stated at the lower of the present value of future minimum lease payments or fair value of the property. Leased property is depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives ranging between five and seven years. Amortization of assets held under capital leases is included in depreciation expense.


Management's Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue at the time of shipment of product to its customers or completion of services provided.

Stock-based Compensation

The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations and to elect the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation". Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.


Note 3 - Property and Equipment

The following is a summary of property and equipment, at cost:
                                                          2000             1999
                                                          ----             ----

         Office Equipment                           $   84,058        $  71,793
         Furniture & Fixtures                           45,122           45,122
         Vehicles                                       29,740           29,740
         Leasehold improvements                          6,227            6,227
                                                  ------------       -----------

Less:  Accumulated depreciation & amortization        $165,147         $152,882
                                                      (139,049)       ( 119,726)
                                                     ---------         ---------

                                                    $   26,098        $   33,156
                                                    ==========        ==========



                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                              June 30, 2000 & 1999

Note 4 - Notes Payable

Notes payable to banks consisted of the following:                                 2000              1999
                                                                                   ----              ----

The Company is obligated under a demand note payable to                          $ 10,000        $ 10,000
a bank on which interest accrues at 9.75%.  The note is secured by substantially all trade receivables, inventory and equipment.


A line of credit under which the Company may borrow up to                       $ 13,104         $ 14,876
$15,000, is payable to a bank in interest only installments at 14.5%.
 .
                                                                                $ 23,104         $ 24,876
                                                                                ========         ========

Note 5 - Long-term Debt

Long-term debt consists of the following:

                                                                                    2000            1999
                                                                                    ----            ----
Note payable to a bank in monthly installments of $548 including
interests at 9.75%, due December 2001, secured by automobile                    $  9,388        $ 14,664

Note payable to a bank in monthly  installments of $3,207 including  interest at
9.75%, due October 2002, secured by substantially all
trade receivables, inventory and equipment                                      $ 85,381        $110,880

                                                                                $ 94,769        $125,544
                                                                           -------------      ----------
Less current maturities                                                         $ 35,005        $ 32,500

Long-term debt, less current maturities                                         $ 59,764        $ 93,044
                                                                           =============     ===========



Minimum future payments under long-term debt agreements for each of the next five years and in the aggregate are as follows:


         Year ended June 30,
                                2001           $  37,148
                                2002              38,199
                                2003              18,554
                                               ---------

                                                  93,901
                                               =========

Note 6 - Advertising

Advertising costs are charged to operations when incurred, which amounted to $9,628 for 2000 and $1,129 for 1999.

                         L.L. Brown International, Inc.
                   Notes to Consolidated Financial Statements
                              June 30, 2000 & 1999

Note 7 - Federal Income Taxes

At June 30, 2000 and 1999, the Company had net operating loss carryforwards of approximately $350,000 and $450,000 respectively, expiring in year 2013. The amount recorded as deferred tax assets as of June 30, 2000 and 1999 was approximately $ 130,000 and $150,000 respectively, which represents the amount of tax benefits arising from the loss of carryforwards. Due to the uncertainty regarding the Company's ability to generate taxable income in the future to realize the benefit from its deferred tax assets, the Company has established a valuation allowance of $130,000 and $150,000 against this deferred tax asset.

Note 8 - Commitments

The Company leases its administrative offices and certain equipment under operating leases expiring in 2003. The Company is obligated for minimum non-cancelable rental payments under the lease through its term as follows:

         Year ended June30,
                                    2001             $  64,106
                                    2002                60,013
                                    2003                55,920
                                    2004                27,960

                                                     $ 207,999
                                                     =========


Note 9 - Acquisitions

Effective March 14, 1998 the Company issued 8,900,000 shares of its common stock for all the outstanding shares of L.L. Brown & Associates, Inc., a Washington company. L.L. Brown & Associates is an educational corporation that designs curriculum and programs which are intended to teach people how to make positive changes in their lives. Based upon the estimated fair market value of L.L. Brown International's stock ($ .001 per share), the total purchase consideration of the Company was approximately $ 9,900. The acquisition was accounted for using the purchase method with the purchase price allocated to the acquired assets and liabilities based on their respective estimated fair value at the acquisition date. Such allocations were based on evaluations and estimations. The purchase allocation is summarized as follows:

         Current Assets                      $ 231,019
         Property and Equipment                 53,403
         Current Liabilities                  (251,684)
         Long-Term Liabilities                 (22,838)
                                               -------
                                               $ 9,900


Note 10 - Related Party Transactions

The Company had advances of $ 6,387 and $ 9,644 to the Vice President as of June 30, 2000 and 1999 respectively.


PART III

Item 1.           Index to Exhibits

3.(i).1  *        Articles of Incorporation of Smart Industries, Inc. filed February 19, 1997.

3.(i).2  *        Certificate of Amendment of Articles of Incorporation changing name to L.L. Brown International,
                  Inc. filed March 24, 1998.

3.(ii).1 *        Bylaws of Smart Industries, Inc.

4.1      *        Form of Private Placement Offering of 1,600,000 common shares at $0.01 per share dated February
                  1997.

4.2      *        Form of Private Placement Offering of 500,000 common shares at $1.00 per share dated April 1998.

4.3      *        Promissory Note between L.L. Brown and KeyBank National Association in the amount of
                  $126,104.00 dated October 1998.

10.1     *        Consulting Agreement between Neil Rand of Corporate Imaging and L.L. Brown dated March 2,
                  1998.

10.2     *        Share Exchange Agreement between L.L. Brown International, Inc. and LL Brown & Associates,
                  Inc. dated March 14, 1998.

10.3     *        Agreement between Steven Mundahl and Lester L. Brown to assist in writing auto-biography, dated
                  September 1998.

10.4     *        Production Agreement between KBDI and Lester Brown dated September 1998.

10.5     *        Standard Industrial Lease between L.L. Brown and Cook Inlet Region, Inc. dated January 1999.

10.6     *        Service Contract between L.L. Brown and the County of Washtenaw, dated January 2000.

10.7     *        Agreement between L.L. Brown and Kern County for an Independent Thinking Skills Training for
                  CalWorks Participants, dated May 2000.

10.8     *        Client Service Contract between L.L. Brown and the State of Washington Deportment of Social and
                  Health Services, dated June 2000.

10.9     *        Non-Circumvention/Finder's Fee Agreement between L.L. Brown and David Penney &
                  Associates, dated September 2000.


27.1     *        Financial Data Schedule.
----------------

(*  Filed herewith)

Item 2.                    Description of Exhibits

     The documents required to be filed as Exhibits Number 2 and 6 and in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3 , 5 or 7 in Part III of Form 1-A and the reference to such Exhibit Numbers is therefore omitted. The following additional exhibits are filed hereto:

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 L.L. Brown International, Inc.
                                                 (Registrant)


         Date: 11/09/2000                        By:/s/ Carolyn Scott Brown
                                                 Carolyn Scott Brown, President


                                                 By: /s/ Lester L. Brown
                                                 Lester L. Brown, Vice-President